SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2016 to 09/30/2016	8
01/01/2015 to 09/30/2015	9
Statement of Value Added	10
Consolidated Financial Statements
Balance Sheet - Assets	11
Balance Sheet - Liabilities	12
Statement of Income	13
Statement of Comprehensive Income	14
Statement of Cash Flows	15
Statement of Changes in Shareholders’ Equity
01/01/2016 to 09/30/2016	17
01/01/2015 to 09/30/2015	18
Statement of Value Added	19
Comments on the Company’s Consolidated Performance	20
Notes to the quarterly financial information	33
Reports and Statements
Unqualified Independent Auditors’ Review Report	77

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 09/30/2016
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	30,391,000
Preferred	0
Total	30,391,000

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		09/30/2016	12/31/2015
1	Total Assets	42,525,094	45,605,526
1.01	Current assets	7,686,024	8,842,440
1.01.01	Cash and cash equivalent	2,434,980	1,885,199
1.01.02	Financial investments	90,711	763,599
1.01.02.02	Financial investments at amortized cost	90,711	763,599
1.01.03	Trade receivables	2,147,621	2,467,523
1.01.04	Inventory	2,270,159	2,850,744
1.01.08	Other current assets	742,553	875,375
1.01.08.01	Non-current assets available-for-sale	157,792	-
1.01.08.03	Others	584,761	875,375
1.02	Non-current assets	34,839,070	36,763,086
1.02.01	Long-term assets	4,310,564	4,510,431
1.02.01.06	Deferred tax assets	3,029,672	3,228,961
1.02.01.09	Other non-current assets	1,280,892	1,281,470
1.02.02	Investments in affiliates	21,058,572	23,323,565
1.02.03	Property, plant and equipment	9,411,399	8,866,348
1.02.04	Intangible assets	58,535	62,742

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		09/30/2016	12/31/2015
2	Total liabilities	42,525,094	45,605,526
2.01	Current liabilities	3,605,010	4,272,372
2.01.01	Payroll and related taxes	156,077	141,496
2.01.02	Trade payables	1,003,260	742,364
2.01.03	Tax payables	74,245	5,814
2.01.04	Borrowings and financing	1,844,487	2,879,073
2.01.05	Other payables	413,812	411,699
2.01.06	Provisions	78,627	91,926
2.01.06.01	Provision for tax, social security, labor and civil risks	78,627	91,926
2.01.07	Liabilities over non-current assets held for sale and discontinued operations	34,502	-
2.01.07.01	Liabilities over non-current assets held for sale	34,502	-
2.02	Non-current liabilities	30,858,103	33,668,407
2.02.01	Long term Borrowings and financing	28,337,424	31,109,017
2.02.02	Other payables	82,699	126,450
2.02.04	Provisions	2,437,980	2,432,940
2.02.04.01	Provision for tax, social security, labor and civil risks	562,644	564,372
2.02.04.02	Other provisions	1,875,336	1,868,568
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	252,355	259,115
2.02.04.02.04	Pension and healthcare plan	514,367	514,367
2.02.04.02.05	Provision for losses on investments	1,108,614	1,095,086
2.03	Consolidated Shareholders’ equity	8,061,981	7,664,747
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	2,464,701	2,464,701
2.03.04.01	Legal reserve	442,531	442,531
2.03.04.02	Statutory reserve	2,151,920	2,151,920
2.03.04.04	Earnings reserves	109,226	109,226
2.03.04.09	Treasury shares	(238,976)	(238,976)
2.03.05	Accumulated profit/losses	(1,031,122)	-
2.03.08	Other comprehensive income	2,088,372	660,016

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Parent Company Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 07/01/2016 to 09/30/2016	Year to date 01/01/2016 to 09/30/2016	Same quarter previous year 07/01/2015 to 09/30/2015	YTD previous year 01/01/2015 to 09/30/2015
3.01	Revenues from sale of goods and rendering of services	2,288,121	6,457,435	3,118,708	9,047,587
3.02	Costs from sale of goods and rendering of services	(1,825,749)	(5,370,811)	(2,472,690)	(6,929,971)
3.03	Gross profit	462,372	1,086,624	646,018	2,117,616
3.04	Operating expenses/income	149,553	(1,371,135)	2,232,878	2,479,680
3.04.01	Selling expenses	(141,831)	(448,060)	(185,331)	(479,481)
3.04.02	General and administrative expenses	(87,854)	(283,481)	(96,783)	(272,153)
3.04.04	Other operating income	152,150	156,720	16,403	28,672
3.04.05	Other operating expenses	(79,647)	(269,115)	(102,664)	(509,351)
3.04.06	Equity in income of affiliates and join ventures	306,735	(527,199)	2,601,253	3,711,993
3.05	Profit before finance income (expenses) and taxes	611,925	(284,511)	2,878,896	4,597,296
3.06	Finance income (expenses)	(713,121)	(600,636)	(3,287,418)	(5,871,010)
3.06.01	Finance income	65,651	152,322	726,759	1,133,815
3.06.02	Finance expenses	(778,772)	(752,958)	(4,014,177)	(7,004,825)
3.06.02.01	Net exchange differences over financial instruments	(119,842)	2,014,530	(2,985,847)	(4,334,953)
3.06.02.02	Finance expenses	(658,930)	(2,767,488)	(1,028,330)	(2,669,872)
3.07	Profit (loss) before taxes	(101,196)	(885,147)	(408,522)	(1,273,714)
3.08	Income tax and social contribution	(29,015)	(139,189)	(123,263)	512,980
3.09	Profit (loss) from continued operations	(130,211)	(1,024,336)	(531,785)	(760,734)
3.10	Profit (loss) from discontinued operations	(6,984)	(6,786)	(728)	6,009
3.11	Consolidated Profit (loss) for the year	(137,195)	(1,031,122)	(532,513)	(754,725)
3.99.01.01	Common shares	(0.09595)	(0.75478)	(0.39184)	(0.56054)
3.99.02.01	Common shares	(0.09595)	(0.75478)	(0.39184)	(0.56054)

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Parent Company Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 07/01/2016 to 09/30/2016	Year to date 01/01/2016 to 09/30/2016	Same quarter previous year 07/01/2015 to 09/30/2015	YTD previous year 01/01/2015 to 09/30/2015
4.01	Consolidated profit for the year	(137,195)	(1,031,122)	(532,513)	(754,725)
4.02	Other comprehensive income	620,079	1,428,356	(1,026,861)	(1,040,896)
4.02.01	Actuarial gains over pension plan of affiliates	-	144	-	(96)
4.02.02	Actuarial gains (losses) on defined benefit pension plan	30	-	-	348
4.02.03	Income tax and social contribution on actuarial gains (losses) in pension plan	-	-	-	(118)
4.02.04	Cumulative translation adjustments for the year	75,140	(392,797)	550,919	719,875
4.02.05	Available-for-sale assets	647,550	775,403	(445,407)	(443,153)
4.02.06	Income tax and social contribution on available-for-sale assets	(42,734)	(42,734)	-	(767)
4.02.07	Available-for-sale assets from investments in affiliates, net of taxes	-	-	-	(20,817)
4.02.08	Impairment of available-for-sale assets	-	-	81,016	178,867
4.02.09	Income tax and social contribution on impairment of available-for-sale assets	-	-	-	(33,269)
4.02.10	(Loss) / gain on the percentage change in investments	740	1,324	245	202
4.02.11	Gain (loss) on cash flow hedge accounting	(56,324)	1,016,560	(1,171,346)	(1,517,306)
4.02.12	Income tax and social contribution on cash flow hedge accounting	-	(13,808)	-	117,626
4.02.13	Realization of cash flow hedge accounting reclassified to income statement	5,949	26,472	-	-
4.02.14	Gain (Loss) on net investment hedge from investments in affiliates	(10,272)	57,792	(42,288)	(42,288)
4.03	Consolidated comprehensive income for the year	482,884	397,234	(1,559,374)	(1,795,621)

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Parent Company Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	Year to date 01/01/2016 to 09/30/2016	YTD previous year 01/01/2015 to 09/30/2015
6.01	Net cash from operating activities	1,418,549	282,033
6.01.01	Cash from operations	(393,672)	3,532,689
6.01.01.01	Profit (loss) for the period	(1,031,122)	(754,725)
6.01.01.03	Finance charges in borrowing	1,909,151	2,510,054
6.01.01.04	Finance charges in lending	(27,919)	(15,749)
6.01.01.05	Depreciation, depletion and amortization	418,828	651,952
6.01.01.06	Equity in gain (loss) of affiliates	527,199	(3,718,002)
6.01.01.07	Deferred tax	139,138	(593,287)
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	(15,027)	84,671
6.01.01.09	Exchange differences, net	(2,320,143)	5,144,844
6.01.01.11	Impairment of available-for-sale assets	-	178,867
6.01.01.12	Write-off of PPE and Intangible assets	20,751	3,935
6.01.01.13	Provision for environmental liabilities and decommissioning of assets	(6,760)	(2,014)
6.01.01.14	Business combination gains	(28,013)	-
6.01.01.15	Others	20,245	42,143
6.01.02	Changes in assets and liabilities	1,812,221	(3,250,656)
6.01.02.01	Trade receivables - third parties	(118,462)	(19,562)
6.01.02.02	Trade receivables - related parties	430,601	(1,412,278)
6.01.02.03	Inventories	580,585	(94,391)
6.01.02.04	Receivables - related parties	36,264	78,255
6.01.02.05	Tax assets	250,807	(155,883)
6.01.02.06	Judicial deposits	27,745	(27,112)
6.01.02.07	Dividends received - related parties	2,313,552	12,215
6.01.02.09	Trade payables	261,063	220,235
6.01.02.10	Payroll and related taxes	20,000	65,289
6.01.02.11	Taxes in installments - REFIS	71,734	55,410
6.01.02.13	Payables to related parties	(2,986)	74,645
6.01.02.15	Interest paid	(2,023,675)	(2,079,553)
6.01.02.16	Interest received - Related Parties	-	651
6.01.02.18	Others	(35,007)	31,423
6.02	Net cash used in investing activities	(400,203)	(1,453,885)
6.02.01	Advance for future capital increase	(222,374)	(28,083)
6.02.02	Purchase of property, plant and equipment	(878,908)	(1,597,232)
6.02.03	Cash from incorporation of affiliates	-	129,745
6.02.04	Capital reduction in joint venture	-	486,758
6.02.07	Intercompany loans granted	(56,547)	(43,475)
6.02.09	Intercompany loans received	-	5,546
6.02.10	Exclusive funds	84,738	220,274
6.02.11	Financial Investments, net of redemption	672,888	(627,418)
6.03	Net cash used in financing activities	(469,845)	378,601
6.03.01	Borrowings and financing, net of transaction cost	(26,018)	934,396
6.03.02	Borrowings and financing, related parties	40,239	1,725,595
6.03.03	Forfaiting capitalization / drawee Risk	78,240	625,117
6.03.04	Forfaiting amortization / drawee Risk	(300,321)	(861,617)
6.03.05	Amortization of borrowings and financing	(221,693)	(938,239)
6.03.06	Amortization of borrowings and financing - related parties	(40,239)	(547,429)
6.03.07	Payments of dividends and interests on shareholder´s equity	(53)	(549,832)
6.03.08	Treasury shares	-	(9,390)
6.04	Exchange rate on translating cash and cash equivalents	1,280	-
6.05	Increase (decrease) in cash and cash equivalents	549,781	(793,251)
6.05.01	Cash and equivalents at the beginning of the year	1,885,199	3,146,393
6.05.02	Cash and equivalents at the end of the year	2,434,980	2,353,142

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Parent Company Financial Statements / Statement of Changes in Equity - 1/1/2016 to 09/30/2016
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	2,464,701	-	660,016	7,664,747
5.03	Adjusted opening balances	4,540,000	30	2,464,701	-	660,016	7,664,747
5.05	Total comprehensive income	-	-	-	(1,031,122)	1,428,356	397,234
5.05.01	Profit for the period	-	-	-	(1,031,122)	-	(1,031,122)
5.05.02	Other comprehensive income	-	-	-	-	1,428,356	1,428,356
5.05.02.04	Translation adjustments for the year	-	-	-	-	(392,797)	(392,797)
5.05.02.08	Actuarial gains on pension plan, net of taxes	-	-	-	-	144	144
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	-	732,669	732,669
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	1,324	1,324
5.05.02.11	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	1,029,224	1,029,224
5.05.02.12	(Loss) / gain on net investment hedge, net of taxes	-	-	-	-	57,792	57,792
5.07	Closing balance	4,540,000	30	2,464,701	(1,031,122)	2,088,372	8,061,981

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Parent Company Financial Statements / Statement of Changes in Equity - 1/1/2015 to 09/30/2015
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	1,131,298	-	25,140	5,696,468
5.03	Adjusted opening balances	4,540,000	30	1,131,298	-	25,140	5,696,468
5.04	Capital transactions with shareholders	-	-	(284,390)	-	-	(284,390)
5.04.04	Treasury shares acquired	-	-	(9,390)	-	-	(9,390)
5.04.06	Dividends	-	-	(275,000)	-	-	(275,000)
5.05	Total comprehensive income	-	-	-	(754,725)	(1,040,896)	(1,795,621)
5.05.01	Profit for the period	-	-	-	(754,725)	-	(754,725)
5.05.02	Other comprehensive income	-	-	-	-	(1,040,896)	(1,040,896)
5.05.02.04	Translation adjustments for the period	-	-	-	-	719,875	719,875
5.05.02.08	(Actuarial (losses) gains on pension plan, net of taxes	-	-	-	-	134	134
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	-	(319,139)	(319,139)
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	202	202
5.05.02.11	(Loss) gain on cash flow hedge accounting, net of taxes	-	-	-	-	(1,399,680)	(1,399,680)
5.05.02.12	(Loss) / gain on net investment hedge	-	-	-	-	(42,288)	(42,288)
5.07	Closing balances	4,540,000	30	846,908	(754,725)	(1,015,756)	3,616,457

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Parent Company Financial Statements / Statement of Value Added
(R$thousand)
Code	Description	Year to date 01/01/2016 to 09/30/2016	Previous year 01/01/2015 to 09/30/2015
7.01	Revenues	8,039,004	10,792,661
7.01.01	Sales of products and rendering of services	8,062,255	10,729,818
7.01.02	Other revenues	(14,491)	82,703
7.01.04	Allowance for (reversal of) doubtful debts	(8,760)	(19,860)
7.02	Raw materials acquired from third parties	(6,173,207)	(7,758,535)
7.02.01	Cost of sales and services	(5,584,069)	(6,236,049)
7.02.02	Materials, electric power, outsourcing and other	(575,846)	(1,347,066)
7.02.03	Impairment/recovery of assets	(13,292)	3,447
7.02.04	Others	-	(178,867)
7.02.04.01	Impairment of available-for-sale assets	-	(178,867)
7.03	Gross value added	1,865,797	3,034,126
7.04	Retentions	(418,828)	(651,952)
7.04.01	Depreciation, amortization and depletion	(418,828)	(651,952)
7.05	Wealth created	1,446,969	2,382,174
7.06	Value added received	(670,662)	5,959,392
7.06.01	Equity in income of affiliates	(527,199)	3,711,993
7.06.02	Finance income	152,322	1,133,815
7.06.03	Others	(295,785)	1,113,584
7.06.03.01	Others and exchange gains	(295,785)	1,113,584
7.07	Wealth for distribution	776,307	8,341,566
7.08	Wealth distributed	776,307	8,341,566
7.08.01	Personnel	835,872	1,067,905
7.08.01.01	Salaries and wages	647,165	817,157
7.08.01.02	Benefits	142,510	197,830
7.08.01.03	Severance payment (FGTS)	46,197	52,918
7.08.02	Taxes, fees and contributions	509,349	(82,830)
7.08.02.01	Federal	441,883	(188,833)
7.08.02.02	State	67,465	99,758
7.08.02.03	Municipal	1	6,245
7.08.03	Remuneration on third-party capital	455,422	8,117,225
7.08.03.01	Interest	2,767,491	2,668,737
7.08.03.02	Leases	7,983	7,505
7.08.03.03	Others	(2,320,052)	5,440,983
7.08.03.03.01	Others and exchange losses	(2,320,052)	5,440,983
7.08.04	Remuneration on Shareholders' capital	(1,031,122)	(754,725)
7.08.04.03	Retained earnings (accumulated losses)	(1,031,122)	(754,725)
7.08.05	Others	6,786	(6,009)
7.08.05.01	Gain (loss) on discontinued operations	6,786	(6,009)

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter 09/30/2016	Previous Year 12/31/2015
1	Total Assets	45,261,315	48,649,974
1.01	Current assets	12,127,269	16,430,691
1.01.01	Cash and cash equivalent	5,127,122	7,861,052
1.01.02	Financial investments	305,934	763,599
1.01.02.02	Financial investments at amortized cost	305,934	763,599
1.01.03	Trade receivables	1,859,630	1,578,277
1.01.04	Inventory	3,799,306	4,941,314
1.01.08	Other current assets	1,035,277	1,286,449
1.01.08.01	Non-current assets available for sale	157,792	-
1.01.08.03	Others	877,485	1,286,449
1.02	Non-current assets	33,134,046	32,219,283
1.02.01	Long-term assets	4,652,525	4,890,948
1.02.01.06	Deferred tax assets	3,097,738	3,307,027
1.02.01.09	Other non-current assets	1,554,787	1,583,921
1.02.02	Investments	5,078,276	3,998,227
1.02.03	Property, plant and equipment	18,058,891	17,871,599
1.02.04	Intangible assets	5,344,354	5,458,509

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		09/30/2016	12/31/2015
2	Total liabilities	45,261,315	48,649,974
2.01	Current liabilities	5,406,604	5,325,571
2.01.01	Payroll and related taxes	286,640	256,840
2.01.02	Trade payables	1,580,180	1,293,008
2.01.03	Tax payables	593,038	700,763
2.01.04	Borrowings and financing	1,831,210	1,874,681
2.01.05	Other payables	970,386	1,073,017
2.01.06	Provisions	110,648	127,262
2.01.06.01	Provision for tax, social security, labor and civil risks	110,648	127,262
2.01.07	Liabilities over non-current assets held for sale and discontinued operations	34,502	-
2.01.07.01	Liabilities over non-current assets held for sale	34,502	-
2.02	Non-current liabilities	30,671,949	34,588,740
2.02.01	Long term Borrowings and financing	28,497,797	32,407,834
2.02.02	Other payables	131,539	131,284
2.02.03	Deferred tax liabilities	495,365	494,851
2.02.04	Provisions	1,547,248	1,554,771
2.02.04.01	Provision for tax, social security, labor and civil risks	704,087	711,472
2.02.04.02	Other provisions	843,161	843,299
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	328,793	328,931
2.02.04.02.04	Pension and healthcare plan	514,368	514,368
2.03	Consolidated Shareholders’ equity	9,182,762	8,735,663
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	2,464,701	2,464,701
2.03.04.01	Legal reserve	442,531	442,531
2.03.04.02	Statutory reserve	2,151,920	2,151,920
2.03.04.04	Earnings reserves	109,226	109,226
2.03.04.09	Treasury shares	(238,976)	(238,976)
2.03.05	Accumulated profit/losses	(1,031,122)	-
2.03.08	Other comprehensive income	2,088,372	660,016
2.03.09	Profit attributable to the non-controlling interests	1,120,781	1,070,916

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 07/01/2016 to 09/30/2016	Year to date 01/01/2016 to 09/30/2016	Same quarter previous year 07/01/2015 to 09/30/2015	YTD previous year 01/01/2015 to 09/30/2015
3.01	Revenues from sale of goods and rendering of services	4,469,240	12,630,353	3,933,604	11,609,223
3.02	Costs from sale of goods and rendering of services	(3,157,057)	(9,470,412)	(2,993,905)	(8,851,521)
3.03	Gross profit	1,312,183	3,159,941	939,699	2,757,702
3.04	Operating expenses/income	(498,861)	(1,840,607)	246,828	(664,836)
3.04.01	Selling expenses	(405,411)	(1,247,971)	(409,430)	(1,018,483)
3.04.02	General and administrative expenses	(117,792)	(382,114)	(120,037)	(339,764)
3.04.04	Other operating income	168,599	202,617	29,602	48,125
3.04.05	Other operating expenses	(170,377)	(501,612)	(114,659)	(569,554)
3.04.06	Equity in income of affiliates and jointly operations	26,120	88,473	861,352	1,214,840
3.05	Profit before finance income (expenses) and taxes	813,322	1,319,334	1,186,527	2,092,866
3.06	Finance income (expenses)	(760,015)	(1,908,517)	(1,549,045)	(3,193,295)
3.06.01	Finance income	140,423	522,995	105,446	202,296
3.06.02	Finance expenses	(900,438)	(2,431,512)	(1,654,491)	(3,395,591)
3.06.02.01	Net exchange differences over financial instruments	(67,202)	102,278	(644,421)	(717,071)
3.06.02.02	Finance expenses	(833,236)	(2,533,790)	(1,010,070)	(2,678,520)
3.07	Profit (loss) before taxes	53,307	(589,183)	(362,518)	(1,100,429)
3.08	Income tax and social contribution	(152,967)	(384,682)	(169,405)	338,978
3.09	Profit (loss) from continued operations	(99,660)	(973,865)	(531,923)	(761,451)
3.10	Profit (loss) from discontinued operations	(6,984)	(6,786)	(728)	6,009
3.11	Consolidated Profit (loss) for the year	(106,644)	(980,651)	(532,651)	(755,442)
3.11.01	Profit attributable to the controlling interests	(137,195)	(1,031,122)	(532,513)	(754,725)
3.11.02	Profit attributable to the non-controlling interests	30,551	50,471	(138)	(717)
3.99.01.01	Common shares	(0.09595)	(0.75478)	(0.39184)	(0.56054)
3.99.02.01	Common shares	(0.09595)	(0.75478)	(0.39184)	(0.56054)

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 07/01/2016 to 09/30/2016	Year to date 01/01/2016 to 09/30/2016	Same quarter previous year 07/01/2015 to 09/30/2015	YTD previous year 01/01/2015 to 09/30/2015
4.01	Consolidated profit for the year	(106,644)	(980,651)	(532,651)	(755,442)
4.02	Other comprehensive income	620,079	1,428,356	(1,026,861)	(1,040,896)
4.02.02	Actuarial gains (losses) on defined benefit pension plan	30	144	-	202
4.02.03	Income tax and social contribution on actuarial (losses) gains in pension plan	-	-	-	(68)
4.02.04	Cumulative translation adjustments for the year	75,140	(392,797)	550,919	719,875
4.02.05	Available-for-sale assets	647,550	775,403	(445,407)	(474,694)
4.02.06	Income tax and social contribution on available-for-sale assets	(42,734)	(42,734)	-	9,957
4.02.07	Impairment of available-for-sale assets	-	-	81,016	178,867
4.02.08	Income tax and social contribution on impairment of available-for-sale assets	-	-	-	(33,269)
4.02.09	(Loss) / gain on the percentage change in investments	740	1,324	245	202
4.02.10	Gain (loss) on cash flow hedge accounting	(56,324)	1,016,560	(1,171,346)	(1,517,306)
4.02.11	Income tax and social contribution on cash flow hedge accounting	-	(13,808)	-	117,626
4.02.12	Gain (Loss) on net investment hedge	(10,272)	57,792	(42,288)	(42,288)
4.02.13	Realization of cash flow hedge accounting reclassified to income statement	5,949	26,472	-	-
4.03	Consolidated comprehensive income for the year	513,435	447,705	(1,559,512)	(1,796,338)
4.03.01	Attributed to controlling Shareholders	482,884	397,234	(1,559,374)	(1,795,621)
4.03.02	Attributed to non-controlling Shareholders	30,551	50,471	(138)	(717)

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)

Code	Description	Year to date 01/01/2016 to 09/30/2016	YTD previous year 01/01/2015 to 09/30/2015
6.01	Net cash from operating activities	(225,880)	1,417,451
6.01.01	Cash from operations	980,890	4,834,421
6.01.01.01	Profit attributable to the controlling interests	(1,031,122)	(754,725)
6.01.01.03	Profit attributable to the non-controlling interests	50,471	(717)
6.01.01.04	Finance charges in borrowing	2,230,131	2,489,354
6.01.01.05	Finance charges in lending	(42,379)	(25,168)
6.01.01.06	Depreciation, depletion and amortization	956,715	857,137
6.01.01.07	Equity in gain (loss) of affiliates	(88,473)	(1,215,784)
6.01.01.08	Deferred tax	187,530	(543,095)
6.01.01.09	Provision for tax, social security, labor, civil and environmental risks	(23,999)	123,438
6.01.01.10	Exchange differences, net	(1,140,319)	3,647,017
6.01.01.11	Gain (loss) of derivative financial instruments	362	3,775
6.01.01.12	Impairment of available-for-sale assets	-	178,867
6.01.01.13	Write-down of PPE and Intangible assets	61,791	4,773
6.01.01.14	Gain on repurchase of debt securities	(146,214)	-
6.01.01.15	Gain resulted from business combination	(28,013)	-
6.01.01.16	Provision for environmental liabilities and decommissioning of assets	(138)	(2,417)
6.01.01.17	Others	(5,453)	71,966
6.01.02	Changes in assets and liabilities	(1,206,770)	(3,416,970)
6.01.02.01	Trade receivables - third parties	(302,616)	(602,122)
6.01.02.02	Trade receivables - related parties	(1,097)	(82,273)
6.01.02.03	Inventories	1,112,678	(530,308)
6.01.02.04	Receivables - related parties	6,449	-
6.01.02.05	Tax assets	330,029	(200,825)
6.01.02.06	Judicial deposits	25,556	(40,980)
6.01.02.08	Trade payables	286,655	342,768
6.01.02.09	Payroll and related taxes	28,739	94,574
6.01.02.10	Taxes in installments - REFIS	(118,462)	32,735
6.01.02.11	Payables to related parties	376	1,032
6.01.02.13	Interest paid	(2,494,408)	(2,472,131)
6.01.02.15	Interest received - Related Parties	-	8,627
6.01.02.17	Others	(80,669)	31,933
6.02	Net cash used in investing activities	(1,697,341)	(213,236)
6.02.02	Advance for future capital increase	(190,435)	-
6.02.03	Purchase of property, plant and equipment	(1,179,636)	(1,703,793)
6.02.04	Capital reduction in joint venture	-	466,758
6.02.05	Receivable/payable from derivative financial instruments	(713,049)	1,216,913
6.02.06	Acquisition of intangible assets	(7)	(440)
6.02.08	Intercompany loans granted	(32,118)	(43,475)
6.02.09	Intercompany loans received	-	443,345
6.02.10	Financial Investments, net of redemption	457,665	(592,544)
6.02.11	Cash and cash equivalents from discontinued operations	(40,702)	-
6.02.12	Cash and cash equivalents in control acquisition (business combination)	941	-
6.03	Net cash used in financing activities	(754,658)	(2,286,202)
6.03.01	Borrowings and financing, net of transaction cost	(27,089)	937,005
6.03.02	Forfaiting capitalization / drawee Risk	78,240	625,117
6.03.03	Forfaiting amortization / drawee Risk	(300,321)	(861,617)
6.03.04	Amortization of borrowings and financing	(354,337)	(2,333,975)
6.03.06	Amortization of borrowings and financing - related parties	-	(52,839)
6.03.07	Payments of dividends and interests on shareholder´s equity	(53)	(549,832)
6.03.08	Treasury shares	-	(9,390)
6.03.09	Buyback of debt securities	(151,098)	(40,671)
6.04	Exchange rate on translating cash and cash equivalents	(56,051)	(4,672)
6.05	Increase (decrease) in cash and cash equivalents	(2,733,930)	(1,086,659)
6.05.01	Cash and equivalents at the beginning of the year	7,861,052	8,686,021
6.05.02	Cash and equivalents at the end of the year	5,127,122	7,599,362

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2016 to 09/30/2016
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	2,464,701	-	660,016	7,664,747	1,070,916	8,735,663
5.03	Adjusted opening balances	4,540,000	30	2,464,701	-	660,016	7,664,747	1,070,916	8,735,663
5.05	Total comprehensive income	-	-	-	(1,031,122)	1,428,356	397,234	50,471	447,705
5.05.01	Profit for the year	-	-	-	(1,031,122)	-	(1,031,122)	50,471	(980,651)
5.05.02	Other comprehensive income	-	-	-	-	1,428,356	1,428,356	-	1,428,356
5.05.02.04	Translation adjustments for the year	-	-	-	-	(392,797)	(392,797)	-	(392,797)
5.05.02.08	Actuarial gains on pension plan, net of taxes	-	-	-	-	144	144	-	144
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	-	732,669	732,669	-	732,669
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	1,324	1,324	-	1,324
5.05.02.11	(Loss) / gain on hedge accounting, net of taxes	-	-	-	-	1,029,224	1,029,224	-	1,029,224
5.05.02.12	(Loss) / gain on net investment hedge, net of taxes	-	-	-	-	57,792	57,792	-	57,792
5.06	Internal changes in shareholders’ equity	-	-	-	-	-	-	(606)	(606)
5.06.04	Non-controlling interests in affiliates	-	-	-	-	-	-	(606)	(606)
5.07	Closing balance	4,540,000	30	2,464,701	(1,031,122)	2,088,372	8,061,981	1,120,781	9,182,762

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Consolidated Financial Statements / Statement of Changes in Equity - 1/1/2015 to 09/30/2015
(R$thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	1,131,298	-	25,140	5,696,468	38,507	5,734,975
5.03	Adjusted opening balances	4,540,000	30	1,131,298	-	25,140	5,696,468	38,507	5,734,975
5.04	Capital transactions with shareholders	-	-	(284,390)	-	-	(284,390)	-	(284,390)
5.04.04	Treasury shares acquired	-	-	(9,390)	-	-	(9,390)	-	(9,390)
5.04.06	Dividends	-	-	(275,000)	-	-	(275,000)	-	(275,000)
5.05	Total comprehensive income	-	-	-	(754,725)	(1,040,896)	(1,795,621)	(717)	(1,796,338)
5.05.01	Profit for the period	-	-	-	(754,725)	-	(754,725)	(717)	(755,442)
5.05.02	Other comprehensive income	-	-	-	-	(1,040,896)	(1,040,896)	-	(1,040,896)
5.05.02.04	Translation adjustments for the period	-	-	-	-	719,875	719,875	-	719,875
5.05.02.08	(Actuarial (losses) gains on pension plan, net of taxes	-	-	-	-	134	134	-	134
5.05.02.09	Available-for-sale assets, net of taxes	-	-	-	-	(319,139)	(319,139)	-	(319,139)
5.05.02.10	(Loss) / gain on the percentage change in investments	-	-	-	-	202	202	-	202
5.05.02.11	(Loss) gain on hedge accounting, net of taxes	-	-	-	-	(1,399,680)	(1,399,680)	-	(1,399,680)
5.05.02.12	(Loss) / gain on net investment hedge	-	-	-	-	(42,288)	(42,288)	-	(42,288)
5.06	Internal changes in shareholders’ equity	-	-	-	-	-	-	6	6
5.06.04	Non-controlling interests in subsidiaries	-	-	-	-	-	-	6	6
5.07	Closing balances	4,540,000	30	846,908	(754,725)	(1,015,756)	3,616,457	37,796	3,654,253

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Consolidated Financial Statements / Statement of Value Added
(R$thousand)
Code	Description	Year to date 01/01/2016 to 09/30/2016	Previous year 01/01/2015 to 09/30/2015
7.01	Revenues	14,377,707	13,543,497
7.01.01	Sales of products and rendering of services	14,404,107	13,470,385
7.01.02	Other revenues	(13,914)	94,272
7.01.04	Allowance for (reversal of) doubtful debts	(12,486)	(21,160)
7.02	Raw materials acquired from third parties	(9,917,875)	(9,564,670)
7.02.01	Cost of sales and services	(8,108,324)	(7,489,862)
7.02.02	Materials, electric power, outsourcing and other	(1,766,300)	(1,899,244)
7.02.03	Impairment/recovery of assets	(43,251)	3,303
7.02.04	Others	-	(178,867)
7.02.04.01	Impairment of available-for-sale assets	-	(178,867)
7.03	Gross value added	4,459,832	3,978,827
7.04	Retentions	(956,715)	(853,477)
7.04.01	Depreciation, amortization and depletion	(956,715)	(853,477)
7.05	Wealth created	3,503,117	3,125,350
7.06	Value added received	(527,636)	4,681,917
7.06.01	Equity in income of affiliates	88,473	1,214,840
7.06.02	Finance income	522,995	202,296
7.06.03	Others	(1,139,104)	3,264,781
7.06.03.01	Others and exchange gains	(1,139,104)	3,264,781
7.07	Wealth for distribution	2,975,481	7,807,267
7.08	Wealth distributed	2,975,481	7,807,267
7.08.01	Personnel	1,521,714	1,530,257
7.08.01.01	Salaries and wages	1,218,725	1,214,437
7.08.01.02	Benefits	232,519	249,484
7.08.01.03	Severance payment (FGTS)	70,470	66,336
7.08.02	Taxes, fees and contributions	1,128,044	375,547
7.08.02.01	Federal	959,772	150,673
7.08.02.02	State	153,521	208,565
7.08.02.03	Municipal	14,751	16,309
7.08.03	Remuneration on third-party capital	1,299,588	6,662,914
7.08.03.01	Interest	2,533,793	2,677,387
7.08.03.02	Leases	17,214	11,226
7.08.03.03	Others	(1,251,419)	3,974,301
7.08.03.03.01	Others and exchange losses	(1,251,419)	3,974,301
7.08.04	Remuneration on Shareholders' capital	(980,651)	(755,442)
7.08.04.03	Retained earnings (accumulated losses)	(1,031,122)	(754,725)
7.08.04.04	Non-controlling interests in retained earnings	50,471	(717)
7.08.05	Others	6,786	(6,009)
7.08.05.01	Gain (loss) on discontinued operations	6,786	(6,009)

(Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, joint ventures, joint operations and associates are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (BM&F BOVESPA) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany, all of them are in line with the plan to achieve new markets and perform excellent services for final consumers. Its steel has been used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is accomplished by Terminal de Carvão e Minérios do Porto de Itaguai - TECAR, a solid bulk terminal, one of the four terminals that compose the Port of Itaguai, located in Rio de Janeiro. Imports of coal and coke are held through this terminal and directed to the steel industry of CSN.

From November 30, 2015 the Company has transferred to its subsidiary Congonhas Minérios the mining assets, the logistical infrastructure, including the mine Casa de Pedra and the right to operate the terminal TECAR, S.A. On the same date, the Company acquired the Asian Consortium 40% stake in Namisa as an exchange for 12,48% stake in Congonhas Minérios S. A.

The Company´s mining activities also comprises tin exploitation, which is based in the State of Rondônia, this facility is engaged to supply the needs of UPV, with the excess of raw materials being sold to subsidiaries and third parties.

•       Cement:

CSN entered in the cement market boosted by the synergy between this new activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ) is installed the new business unit CSN Cimentos, which produces CP-III type of cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arcos unit, located in the State of Minas Gerais, to satisfy the needs of UPV as of the cement plant.

•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A (“RFFSA”)., Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II) and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

Ports:

In the State of Rio de Janeiro, by means of its subsidiaries Sepetiba Tecon S.A. and Congonhas Minérios S.A., the Company operates the Container Terminal (Tecon) and the solid bulk terminal (Tecar), respectively, both located at the Itaguaí Port. Established in the harbor of Sepetiba, the mentioned port has a privileged highway, railroad and maritime access.

Tecon is responsible for the shipments of CSN´s steel products, movement and storage of containers, consolidation and deconsolidation of cargo; The Tecar´s port terminal is engaged to the iron ore shipment overseas and to the landing of coal, petroleum, coke, sulfur and zinc concentrate for our own operation and for third parties.

•       Energy:

Since the energy supply is fundamental in CSN´s production process, the Company owns and operates facilities to generate electric power for guaranteeing its self-sufficiency.

The note 26 - “Segment Information” details the financial information per each of CSN´s business segment.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The consolidated condensed quarterly interim financial statements have been prepared and are being presented in accordance with the International Accounting Standards (IAS 34 – Interim Financial Reporting) issued by the International Accounting Standards Board (IASB), which correlate in Brazil is the CPC 21 (R1) (Interim Financial Statements and Consolidated Interim Financial Statements) issued by the CPC (Accounting Pronouncements Committee) and approved by CVM (Brazilian Securities Commission). All the relevant information required in the financial statements and only these information, are being highlighted and correspond to those used for the Company's management.

The significant accounting policies applied in these condensed interim financial statements are consistent with the policies described in Note 2 to the Company's financial statements for the year ended December 31, 2015, filed with the CVM.

These condensed interim financial statements do not include all requirements of annual or full financial statements and, accordingly, should be read together with the Company's financial statements for the year ended December 31, 2015.

Therefore, in these condensed interim financial statements the following notes were not fully repeated, either due to redundancy or to relevance in relation to those already presented in the annual financial statements:

Note 02 - Summary of significant accounting policies

Note 03 – Business Combination

Note 09 – Investments

Note 27 - Employee benefits

Note 29 – Commitments

The consolidated and parent company interim financial statements were approved by the Board of Directors on November 14, 2016.

2.b) Basis of presentation

The consolidated condensed interim financial statements are presented in Brazilian reais (R$), which is the mainly Company’s functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of September 30, 2016, US$1 is equivalent to R$3.2462 (R$3.9048 as of December 31, 2015), €1 is equivalent to R$3.6484 (R$4.2504 as of December 31, 2015).

2.c) Basis of consolidation

The accounting practices were treated uniformly in all the consolidated companies. The consolidated condensed interim financial statements for the period ended September 30, 2016 and the year ended December 31, 2015 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds as described below:

•                      Companies

	Equity interests (%)
Companies	09/30/2016	12/31/2015	Core business
Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100,00	100,00	Financial transactions
CSN Islands IX Corp.	100,00	100,00	Financial transactions
CSN Islands XI Corp.	100,00	100,00	Financial transactions
CSN Islands XII Corp.	100,00	100,00	Financial transactions
CSN Minerals S.L.U.	100,00	100,00	Equity interests
CSN Export Europe, S.L.U.	100,00	100,00	Financial transactions and Equity interests
CSN Metals S.L.U.	100,00	100,00	Equity interests and Financial transactions
CSN Americas S.L.U.	100,00	100,00	Equity interests and Financial transactions
CSN Steel S.L.U.	100,00	100,00	Equity interests and Financial transactions
TdBB S.A (*)	100,00	100,00	Equity interests
Sepetiba Tecon S.A.	99,99	99,99	Port services
Minérios Nacional S.A. (1)	99,99	99,99	Mining and Equity interests
Companhia Florestal do Brasil	99,99	99,99	Reforestation
Estanho de Rondônia S.A.	99,99	99,99	Tin Mining
Cia Metalic Nordeste (2)		99,99	Manufacture of containers and distribution of steel products
Companhia Metalúrgica Prada	99,99	99,99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99,99	99,99	Management of funds and securities portfolio
Congonhas Minérios S.A.	87,52	87,52	Mining and Equity interests
CSN Energia S.A.	100,00	99,99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	89,79	89,79	Railroad logistics
Nordeste Logística S.A.	99,99	99,99	Port services
CGPAR - Construção Pesada S.A. (3)	100,00		Mining support services and Equity interests

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100,00	100,00	Steel
CSN Europe Lda.	100,00	100,00	Financial transactions, product sales and Equity interests
CSN Ibéria Lda.	100,00	100,00	Financial transactions, product sales and Equity interests
Lusosider Projectos Siderúrgicos S.A.	99,94	99,94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99,99	99,99	Steel and Equity interests
CSN Acquisitions, Ltd. (4)		100,00	Financial transactions and Equity interests
CSN Resources S.A.	100,00	100,00	Financial transactions and Equity interests
CSN Holdings (UK) Ltd (4)		100,00	Financial transactions and Equity interests
CSN Handel GmbH (5)		87,52	Financial transactions, product sales and Equity interests
Companhia Brasileira de Latas	100,00	100,00	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99,67	99,67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99,67	99,67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100,00	100,00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100,00	100,00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100,00	100,00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100,00	100,00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100,00	100,00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100,00	100,00	Commercial representation
Namisa International Minérios SLU	87,52	87,52	Financial transactions, product sales and Equity interests
Namisa Europe, Unipessoal Lda.	87,52	87,52	Equity interests, product and iron ore sales
CSN Mining GmbH (6)	87,52	87,52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited (7)	87,52	87,52	Commercial representation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48,75	48,75	Electric power generation
CGPAR - Construção Pesada S.A. (3)		50,00	Mining support services and Equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17,92	17,92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18,64	18,64	Railroad transportation
Aceros Del Orinoco S.A.	31,82	31,82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50,00	50,00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	49,02	56,92	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16,30	16,30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20,00	20,00	Metallurgy and Equity interests

Cia Metalic Nordeste (2)	100,00		Manufacture of containers and distribution of steel products

(*) They are dormant (or not active) Companies. Consequently, they are not presented in note 10 where is disclosed the information about companies evaluated by the equity method and classified as available-for-sale.

(1) New corporate name of Mineração Nacional, amended in March 2016;

(2) Company considered as available for sale on September, 2016 as disclosed in note 4;

(3) Control acquired as of September, 2016 as disclose in note 3;

(4) Company liquidated in January 2016;

(5) Company incorporated by CSN Mining Gmbh (subsidiary with indirect interest) on January 2016;

(6) New corporate name of Namisa Handel Gmbh, amended in February 2016;

(7) New corporate name of Namisa Asia Limited amended in August 2016.

•                      Exclusive funds

	Equity interests (%)
Exclusive funds	09/30/2016	12/31/2015	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00		Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund
Diplic - Private credit balanced mutual fund (1)		100.00	Investment fund
BB Steel - Private credit balanced mutual fund (1)		100.00	Investment fund

(1) Multimarket investment fund fully redeemed.

2.d) Restatement of accounting balances

• Forfaiting

Trough out the financial year 2015 the Company purchased raw materials from its suppliers located abroad through a foreign trade operation called Forfaiting, in which the financial institution makes the payment in cash to exporter by the net values of the securities (discount rate and other possible expenses already deducted), allowing the Company to finance imported goods by a yearly interest rate from 1.25% to 3.28%, maturing in 12 months.

• Drawee risk

During the financial year 2015 the Company carried out transactions denominated drawee risk, the transaction occurs when the financial institution engaged by the Company anticipates to suppliers the debt securities, so then subsequently receives from the Company on the maturity date those anticipated values

The Company reclassified the balances of forfaiting transactions and drawee risk with commercial suppliers originally presented in cash flow on September 2015, as follows:

a) Statements of cash flows at September 30, 2015

			Consolidated	Parent Company
			09/30/2015			09/30/2015
	Published balances	Reclassifications	Restated Cash Flows	Published balances	Reclassifications	Restated Cash Flows
Cash generated by operating activities
Loss for the year attributable to the controlling shareholders	(754.725)		(754.725)	(754.725)		(754.725)
Trade payables	100.868	241.900	342.768	(21.665)	241.900	220.235
Paid Interests	(2.466.731)	(5.400)	(2.472.131)	(2.074.153)	(5.400)	(2.079.553)
Others	4.301.539		4.301.539	2.896.076		2.896.076
Net cash generated by operating activities	1.180.951	236.500	1.417.451	45.533	236.500	282.033

Netc cash used in investing activities	(213.236)		(213.236)	(1.453.885)		(1.453.885)

Cash generated by financing activities
Forfaiting funding / drawee risk		625.117	625.117		625.117	625.117
Forfaiting amortization / drawee risk		(861.617)	(861.617)		(861.617)	(861.617)
Others	(2.049.702)		(2.049.702)	615.101		615.101
Net cash used in financing activities	(2.049.702)	(236.500)	(2.286.202)	615.101	(236.500)	378.601

Exchange rate changes on cash and cash equivalents	(4.672)		(4.672)

Increase in cash and cash equivalents	(1.086.659)		(1.086.659)	(793.251)		(793.251)

b) Statement of income and statement of comprehensive income at September 30, 2015

The Company has not restated the others statements of September 30, 2015 since the changes in those tables were not material.

3.     BUSINESS COMBINATION – CONTROL AQUISITION OF CGPAR CONSTRUÇÃO PESADA S.A. (“CGPAR”)

On September 30, 2016, CSN acquired 50% shares of CGPAR previously held by GPA Construção Pesada e Mineração Ltda., increasing its participation to 100%. The total amount paid in consideration for the shares was R$ 1.00 (One Real).

The consideration paid reflects an agreement to solve a legal dispute involving corporate and commercial issues, as well as to release dividends declared in previous fiscal years.

The business combination steps are described as follows:

a)   Determination of the purchase price

Description	R$	Ref.
Fair value of the equity interest held by the acquiring company in CGPAR immediately prior to the combination	36,621	(i)
Consideration paid in CGPAR acquisition	-	(ii)
Purchase price considered for the business combination	36,621

(i)    Fair value of 50% stake in CGPAR held immediately before the acquisition.

(ii)   Amount related to the consideration paid for the acquiring company R$ 1.00 (One real).

CSN held 50% shares of CGPAR immediately before the conclusion of the control acquisition, this investment was measured by the equity method.

According to the item 41 of the IFRS 3, those shares are part of the consideration paid and must be measured by their fair value on the acquisition date. The accounting rule determines that a gain or loss must be recorded resulting from the difference between the fair value and the book value before the transaction. Therefore, the CGPAR valuation by its fair value was calculated based in the discounted cash flow method, considering the business plan valid until the transaction date.

The results are presented in the following table:

Premises	R$
Fair value as of September 30, 2016 (equity value)	73,242
Fair value attributed to 50% equity interest prior acquisition (a)	36,621
Accounting Balances
The equity interest prior acquisition (a) on September 30, 2016	8,608
Gain in the valuation of the 50% interest by the fair value of the equity interest prior to the acquisition (a)-(b) (Note 24)	28,013

b)     Goodwill generated from the control acquisition of CGPAR

According to the item 32 of the IFRS 3, the acquirer must recognize the goodwill resulted from the future economic benefits at the acquisition date, measured by the amount in which the purchase price exceeds the fair value of assets acquired and liabilities assumed (Purchase Price Allocation - PPA). The generated and goodwill amounting to R$ 1.784 million.

In the following table its presented the fair value allocation for 100% of assets acquired and liabilities assumed on September 30, 2016 which is being analyzed by an independent firm.

				09/30/2016
	Carrying amounts	Fair value adjustments		Total fair value
Total assets acquired	49,750	21,231	(a)	70,981
Total liabilities assumed	32,535	3,609	(b)	36,144
	17,215	17,622		34,837

(a) Refers to property, plant and equipment adjusted by the difference between the fair value and the book value amounts.

(b) Refers to deferred tax.

The accounting record for the CGPAR acquisition was temporarily elaborated at the end of reporting period of these financial statements. At the date of these financial statements, the required market assessments, contractual obligations and other calculations had not been finalized and, as a consequence, had only been temporarily elaborated on the basis of management's best estimate of probable values.

4.     NON CURRENT ASSETS HELD FOR SALE AND RESULTS FROM DISCOTINUED OPERATIONS

On August 23, 2016 the Company concluded a negotiation and signed a contract with Can-Pack S.A. to sell its 100% shares of the subsidiary Cia. Metalic do Nordeste, which is a player in the metallic packaging business. The agreement has been previously disclosed in the statement of material fact. The transaction value amounted to US$ 98 million, subject to adjustments by the contract.

The closing of the transaction is subject to the fulfillment of certain contractual conditions previously established and considered common in this type of transaction.

In this context, on September 30, 2016, after meeting the requirements from IFRS 5 (Non-Current Assets Held For Sale and Discontinued Operations), the Company reclassified the carrying amounts from “investments” to “assets held for sale” and the results generated in 2016 and 2015 to “discontinued operations”.

The main assets and liabilities, as well as the results and cash flows from the discontinuing operations, are summarized as follows:

4.a) Assets and liabilities:

			09/30/2016
Assets		Liabilities
Current assets	111,720	Current liabilities	14,622
Cash and cash equivalents	40,702	Payroll and related taxes	1,887
Trade receivables	39,927	Trade payables	3,530
Inventories	29,430	Taxes payable	6,425
Other current assets	1,661	Other payables	2,780

Non-current assets	46,072	Non-current liabilities	19,880
Judicial deposits	819	Taxes payable	12,950
Other non-current assets	4	Provision for tax	6,711
Property, plant and equipment	45,017	Other payables	219
Intangible assets	232
TOTAL ASSESTS	157,792	TOTAL LIABILITIES	34,502

4.b) Results from discontinued operations

	09/30/2016	09/30/2015
Net revenue	74,786	85,050
Cost of sales	(72,084)	(71,814)
Gross profit	2,702	13,236
Selling expenses	(3,109)	(4,529)
General and administrative expenses	(4,972)	(4,643)
Other operating expenses, net	(3,142)	(343)
Profit/ (Loss) before financial result	(8,521)	3,721
Finance income (costs), net	1,735	3,010
Profit/(Loss) before taxes on income	(6,786)	6,731
Income tax and social contribution		(722)
Profit / (loss) for the period	(6,786)	6,009

4.c) Cash flow from discontinued operations

	09/30/2016	09/30/2015
Net cash generated by operating activities	18,975	(17,790)
Net cash generated by investments activities	3,450	(1,463)
Net cash generated by financing activities		(20,000)

5.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Current
Cash and cash equivalents
Cash and banks	561,641	434,014	93,247	37,003

Short-term investments
In Brazil:
Public securities	51,226	165,520	49,903	164,311
Private securities	2,009,524	945,420	1,832,228	570,284
	2,060,750	1,110,940	1,882,131	734,595
Abroad:
Time deposits	2,504,731	6,316,098	459,602	1,113,601
Total short-term investments	4,565,481	7,427,038	2,341,733	1,848,196
Cash and cash equivalents	5,127,122	7,861,052	2,434,980	1,885,199

The funds available in the Group and parent company set up in Brazil are basically invested in investment funds, classified as exclusive and its financial statements were consolidated within CSN the financial statements, consolidated and parent company. The funds include repurchase agreements backed by private and public securities, with pre-fixed income, with immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchasing agreements backed by National Treasury Notes and National Treasury Bills. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF) and their assets collateralize possible losses on investments and transactions carried out. The investments in those funds were consolidated.

A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits in banks considered by the administration as top rated banks and the returns are based on fixed interest rates.

6.     Financial Investments

		Consolidated		Parent Company
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
CDB - Letter of guarantee from Caixa Economica Federal (FINEP) (1)	24.932		24.932
Gouvernment securities - Guarantee of future exchange rate contracts Real x Dollar BM&Fbovespa (2)	65.779	763.599	65.779	763.599
Time Deposit - Letter of credit guarantee from Banco do Brasil (3)	215.223
	305.934	763.599	90.711	763.599

(1)     Financial investments linked to Bank Certificates of Deposit (CDBs), issued by Caixa Econômica Federal, to be used as a collateral to a bank guarantee letter (FINEP).

(2)     The Company maintained financial investments in Public and Private Securities managed by its exclusive funds, which were used as collateral for future foreign exchange rate contracts, from Real to US Dollar, traded on BM&F Bovespa in the period as detailed in note 14 (b).

(3)     Financial investments used as collateral to letters of credit issued by Banco do Brasil. The credit was directed to acquire cement manufacturing plants located in northeast and south regions.

7.     TRADE RECEIVABLES

		Consolidated		Parent Company
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Trade receivables
Third parties
Domestic market	979,728	772,617	623,053	425,108
Foreign market	876,906	818,562	109,629	250,588
	1,856,634	1,591,179	732,682	675,696
Allowance for doubtful debts	(170,067)	(151,733)	(121,262)	(112,502)
	1,686,567	1,439,446	611,420	563,194
Related parties (Note 19 b)	103,693	61,366	791,263	1,140,172
	1,790,260	1,500,812	1,402,683	1,703,366

Other receivables
Dividends receivable (Note 19 b) (*)	26,902	27,817	721,145	737,668
Advances to employees	30,402	40,190	18,933	24,465
Other receivables	12,066	9,458	4,860	2,024
	69,370	77,465	744,938	764,157
	1,859,630	1,578,277	2,147,621	2,467,523

(*) Refers mainly to dividends receivable from Congonhas Minérios S.A. totaling R$694,080 to be paid on November 30, 2016.

In accordance with Group’ internal sales policy the Group performs operations relating to assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$238,903 as of September 30, 2016 (R$232,275 as of December 31, 2015), less the trade receivables.

The breakdown of gross trade receivables from third parties is as follows:

		Consolidated		Parent Company
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Current	1,343,867	1,049,033	388,460	423,801
Past-due up to 180 days	240,647	353,443	136,807	118,488
Past-due over 180 days	272,120	188,703	207,415	133,407
	1,856,634	1,591,179	732,682	675,696

The movements in the Group’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Opening balance	(151,733)	(127,223)	(112,502)	(93,536)
Estimated losses	(21,641)	(35,631)	(13,513)	(26,288)
Recovery of receivables	3,307	11,121	4,753	4,504
Incorporation of CSN Cimentos and assets Spin-off to Congonhas				2,818
Closing balance	(170,067)	(151,733)	(121,262)	(112,502)

8.     INVENTORIES

		Consolidated		Parent Company
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Finished goods	1,093,532	1,912,868	752,056	1,078,554
Work in progress	702,244	1,007,630	482,337	746,614
Raw materials	824,945	1,062,557	486,293	563,119
Storeroom supplies	881,658	962,078	470,844	489,816
Iron ore	279,075	95,461	28,905	6,912
Advances to suppliers	102,178	12,147	100,566	6,191
Provision for losses	(84,326)	(111,427)	(50,842)	(40,462)
	3,799,306	4,941,314	2,270,159	2,850,744

The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Opening balance	(111,427)	(112,581)	(40,462)	(88,056)
Reversal / (losses) for slow-moving and obsolescence (note 24)	27,101	1,154	(10,380)	15,835
Drop down of assets to Congonhas				31,759
Closing balance	(84,326)	(111,427)	(50,842)	(40,462)

9.       OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

				Consolidated			Parent Company
	Current		Non-current		Current		Non-current
	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Judicial deposits (note 17)			345.351	328.542			277.055	263.046
Credits with the PGFN (1)			46.007	87.761			46.007	87.761
Recoverable taxes (2)	746.422	996.679	366.154	445.926	542.268	702.722	155.480	245.833
Prepaid expenses	70.822	119.456	21.253	28.119	16.080	19.440		4.500
Actuarial asset - related party (note 19 b)			93.066	114.433			96.276	112.660
Derivative financial instruments (note 14 I)	558	118.592
Exclusive funds						110.075
Securities held for trading (note 14 I)	13.037	10.778			12.883	10.659
Iron ore inventory (3)			144.499	144.499
Northeast Investment Fund – FINOR			10.888	10.888			8.452	8.452
Assets held for sale, Metalic (note 4)	157.792				157.792
Other receivables (note 14 I)			15.825	6.877			3.810	1.439
Loans with related parties (note 19 b)			447.689	373.214			324.397	239.930
Other receivables from related parties (note 19 b)	6.677	9.420	32.395	29.020	13.530	32.479	338.284	303.441
Others	39.969	31.524	31.660	14.642			31.131	14.408
	1.035.277	1.286.449	1.554.787	1.583.921	742.553	875.375	1.280.892	1.281.470

(1) Refers to the excess of judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program). After the settlement of the tax debt refinancing program, the amount related to one of the lawsuits was fully redeemed through a judicial authorization.

(2) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) recoverable and income tax and social contribution for offset.

(3) Long-term iron ore inventories that will be used after the construction of the processing plant, which will produce pellet feed, expected to start operating in the second half of 2017.

10.   INVESTMENTS

The information related to the description of activities of subsidiaries, jointly controlled entities, associates and other investments did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2015 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of September 30, 2016.

•       Transnordestina

The joint venture Transnordestina Logistica S.A. is in pre-operational phase and will continue as such until the completion of railway number II (Malha II). Approved construction schedule stablished the completion of the construction by January 2017. The said schedule is currently under review and being discussed with the government authorities, however, the Company's management believes that any change in the completion date for the project will not cause a substantial negative impact on the expected return on the investment. After analyzing this matter, Company´s management has concluded for proper of use the accounting basis of operational continuity (going concern) in the preparation of the quarterly financial information as well as to the operational continuity of the project.

10.a) Direct equity interests in subsidiaries, joint ventures, joint operations, associates and other investments

								09/30/2016				12/31/2015	09/30/2015
Companies		Number of shares held by		% Direct	Participation in				% Direct	Participation in
					Assets	Liabilities	Shareholders’	Profit /		Assets	Liabilities	Shareholder	Profit /
				equity				(loss) for	equity				(loss) for
		CSN in units
		Common	Preferred	interest			equity	the period	interest			s’equity	the period
Investments under the equity method
Subsidiaries
CSN Islands VII Corp.		20.001.000		100,00	6.354.712	6.474.312	(119.600)	(159.599)	100,00	7.877.792	7.837.793	39.999	328.851
CSN Islands IX Corp.		3.000.000		100,00	1.019	4	1.015	(1.314)	100,00	2.329		2.329	451
CSN Islands X Corp.	(*)												(32.475)
CSN Islands XI Corp.		50.000		100,00	2.495.894	2.459.211	36.683	14.691	100,00	3.179.151	3.157.160	21.991	(9.423)
CSN Islands XII Corp.		1.540		100,00	2.261.607	3.250.621	(989.014)	106.072	100,00	2.815.700	3.910.786	(1.095.086)	(424.313)
CSN Minerals S.L.U.		3.500		100,00	4.053.336	11.167	4.042.169	(708.925)	100,00	5.644.572	1.265	5.643.307	1.706.367
CSN Export Europe, S.L.U.		3.500		100,00	662.182	32.525	629.657	(191.685)	100,00	1.397.512	9.373	1.388.139	479.614
CSN Metals S.L.U.		16.504.020		100,00	635.338	25.370	609.968	(181.007)	100,00	1.220.413	6.620	1.213.793	418.072
CSN Americas S.L.U.		3.500		100,00	1.555.349	6.368	1.548.981	(157.146)	100,00	2.139.488	2.729	2.136.759	476.174
CSN Steel S.L.U.		22.042.688		100,00	2.675.785	1.604.066	1.071.719	324.607	100,00	2.866.164	1.856.618	1.009.546	(447.342)
Sepetiba Tecon S.A.		254.015.052		99,99	433.142	161.927	271.215	12.554	99,99	391.889	130.650	261.239	25.359
Mineração Nacional S.A.		66.393.587		99,99	498.815	167.794	331.021	(9.808)	99,99	500.519	159.689	340.830	72
Estanho de Rondônia S.A.		121.861.697		99,99	35.426	20.221	15.205	(9.120)	99,99	32.028	20.565	11.463	(8.446)
Cia Metalic Nordeste	(**)	-		-	-	-	-	-	99,99	172.283	42.207	130.076	-
Companhia Metalúrgica Prada		313.651.399		99,99	799.397	623.099	176.298	(36.635)	99,99	734.570	521.637	212.933	(80.629)
CSN Cimentos S.A.	(***)												20.012
Congonhas Minérios S.A.		158.419.480		87,52	12.400.792	4.795.106	7.605.686	355.522	87,52	13.398.365	6.148.268	7.250.097	(10.252)
CSN Energia S.A.		43.150		100,00	73.064	7.626	65.438	19.228	99,99	87.316	27.471	59.845	13.363
FTL - Ferrovia Transnordestina Logística S.A.		353.190.644		89,79	520.942	193.045	327.897	(2.047)	89,79	513.711	183.767	329.944	(6.290)
Companhia Florestal do Brasil		38.364.462		99,99	35.899	5.178	30.721	(1.522)	99,99	32.242		32.242	(1.435)
Nordeste Logística		99.999		99,99	100	55	45	(55)	99,99	100		100
CGPAR - Construção Pesada S.A.	(****)	100.000		100,00	49.750	32.535	17.215	4.552	50,00	50.574	39.972	10.602	5.915
Fair Value + Goodwill CGPAR	(****)						23.015
					35.542.549	19.870.230	15.695.334	(621.637)		43.056.718	24.056.570	19.000.148	2.453.645
Joint-venture e Joint-operation
Nacional Minérios S.A.	(***)												1.214.794
Itá Energética S.A.		253.606.846		48,75	284.002	28.554	255.448	7.344	48,75	302.956	17.470	285.486	4.940
MRS Logística S.A.		26.611.282	2.673.312	18,64	1.487.493	863.466	624.027	67.757	18,64	1.502.463	945.958	556.505	55.544
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1.876.146		50,00	13.813	12.257	1.556	1.942	50,00	15.593	15.091	502	(1.973)
Transnordestina Logística S.A.		22.761.085	1.397.545	49,02	3.792.961	2.537.715	1.255.246	(17.122)	56,92	4.229.494	2.958.449	1.271.045	(23.158)
Fair Value alocated to TLSA due to control loss							659.105					659.105
					5.578.269	3.441.992	2.795.382	59.921		6.050.506	3.936.968	2.772.643	1.250.147
Associates
Arvedi Metalfer do Brasil		27.239.971		20,00	52.729	47.464	5.265	1.795	20,00	54.402	53.363	1.039	(7.582)
					52.729	47.464	5.265	1.795		54.402	53.363	1.039	(7.582)
Classified as available-for-sale
Usiminas							1.416.041					450.073
Panatlântica							21.471					21.601
							1.437.512					471.674
Other investments
Profits on subsidiaries' inventories							(47.076)	34.966				(82.042)	14.574
Others							63.541	(2.244)				65.017	1.209
							16.465	32.722				(17.025)	15.783
Total investments							19.949.958	(527.199)				22.228.479	3.711.993

Classification of investments in the balance sheet
Investments in assets							21.058.572					23.323.565
Investments with negative equity							(1.108.614)					(1.095.086)
							19.949.958					22.228.479

(*) Company extinguished in 2015;

(**) Investment reclassified to non-current assets held for sale as detailed in note 4.

(***) Company incorporated in 2015

(****) Control acquisition as described in note 3, measured by the fair value at the acquisition date and generating i) goodwill of R$ 1,784 arising from the expected future economic benefits; ii) property, plant and equipment amounting to R$ 21,231.

The number of shares, the carrying amounts of assets, liabilities and shareholders’ equity, and the amounts of profit or loss for the period refer to the equity interests held by CSN in those companies.

10.b) Changes of investments balances in subsidiaries, joint ventures, joint operations, associates and other investments

		Consolidated		Parent Company
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Opening balance of investments	3,998,227	13,665,453	23,323,565	24,199,129
Opening balance of loss provisions			(1,095,086)	(1,088,559)
Investment balance of Namisa 11.30.15		(10,160,981)
Capital increase/acquisition of shares	190,435	3,575	203,297	490,842
Acquisition of Congonhas Minérios shares - 4,16%				2,732,605
Capital reduction		(466,758)		(546,796)
Dividends (1)		(54,464)	(2,296,553)	(3,985,128)
Comprehensive income (2)	776,881	(967,447)	441,866	(409,767)
Comprehensive income - Business Combination				1,584,779
Equity pickup (3)	122,822	1,192,034	(527,199)	6,328,769
Incorporation of subsidiary - CSN Cimentos				(1,061,005)
Drop down of MRS assets to Congonhas		786,800		(6,173,113)
Transfer of assets - Casa de Pedra and Tecar				156,723
Reclassification from Metalic's carrying amount of investments as of September 30, 2016 to assets held for sale			(123,290)
Reclassication of Metalic´s profit or loss for the year to discontinued operations			(6,786)
Acquisition of a 50% interest in CGPAR (note 3)			8,608
Fair value + goodwill - control acquisition - CGPAR (note 3)			23,015
Fair value amortization - Investment in MRS	(8,810)
Others	(1,279)	15	(1,479)
Closing balance of investments	5,078,276	3,998,227	21,058,572	23,323,565
Balance of provision for investments with negative equity			(1,108,614)	(1,095,086)
Total	5,078,276	3,998,227	19,949,958	22,228,479

(1) In 2016 refers to the allocation of dividends from subsidiaries CSN Energia, Itá Energética, CGPAR Construção Pesada, CSN Minerals, CSN Export, CSN Steel, CSN Metals and CSN Americas.

(2) Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments (the functional currency of which is not the Brazilian Reais), actuarial gain/loss and gain/loss on net investment hedge from investments measured by equity method.

(3) The table below shows the reconciliation of the equity in results of affiliated companies included on investment balance with the amount disclosed in the income statement and it is due to the elimination of the results of the CSN´s transactions with these companies

		Consolidated
	09/30/2016	09/30/2015
Equity in results of affiliated companies
Nacional Minérios S.A.		1,214,794
MRS Logística S.A.	135,480	55,544
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,942	(1,973)
Transnordestina	(17,122)	(23,158)
Arvedi Metalfer do Brasil	1,795	(7,582)
Others	727	652
	122,822	1,238,277
Eliminations
To cost of sales	(33,712)	(29,678)
To net revenues		(4,403)
To taxes	11,462
Others
Fair value amortization - Investment in MRS	(8,810)
Others	(3,289)	10,644
Equity in results	88,473	1,214,840

10.c) Joint ventures and joint operations financial information

The balances of the balance sheets and income statements of joint venture and joint operation are presented as follows and refer to 100% of the companies´ profit/loss:

				09/30/2016					12/31/2015
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	34,94%	50,00%	49,02%	48,75%	34,94%	50,00%	56,92%	48,75%	50,00%
Balance sheet
Current assets
Cash and cash equivalents	504.463	1.346	2.164	11.209	671.475	3.343	75.977	36.647	10.621
Advances to suppliers	14.020	787	47.675	382	6.854	289		215	81
Other current assets	604.622	21.274	87.580	16.940	657.000	22.726	67.540	17.137	43.358
Total current assets	1.123.105	23.407	137.419	28.531	1.335.329	26.358	143.517	53.999	54.060
Non-current assets
Other non-current assets	695.592	488	257.885	45.180	533.897	139	280.718	32.880	13.087
Investments, PP&E and intangible assets	6.161.674	3.731	7.342.795	508.856	6.191.459	4.689	7.006.464	534.569	34.000
Total non-current assets	6.857.266	4.219	7.600.680	554.036	6.725.356	4.828	7.287.182	567.449	47.087
Total Assets	7.980.371	27.626	7.738.099	582.567	8.060.685	31.186	7.430.699	621.448	101.147

Current liabilities
Borrowings and financing	780.904		42.573		844.296		167.112		10.849
Other current liabilities	861.229	23.847	182.647	56.180	893.883	28.794	250.440	33.667	55.281
Total current liabilities	1.642.133	23.847	225.220	56.180	1.738.179	28.794	417.552	33.667	66.130
Non-current liabilities
Borrowings and financing	2.397.192		4.952.025		2.772.462		4.560.078		12.620
Other non-current liabilities	593.155	667	-	2.392	564.407	1.389	220.001	2.170	1.193
otal non-current liabilities	2.990.347	667	4.952.025	2.392	3.336.869	1.389	4.780.079	2.170	13.813
Shareholders’ equity	3.347.891	3.112	2.560.854	523.995	2.985.637	1.003	2.233.068	585.611	21.204
Total liabilities and shareholders’ equity	7.980.371	27.626	7.738.099	582.567	8.060.685	31.186	7.430.699	621.448	101.147

				01/01/2016 at 09/30/2016					01/01/2015 at 09/31/2015
	Joint-Venture			Joint-Operation				Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	CGPAR
	34,94%	50,00%	49,02%	48,75%	27,27%	50,00%	61,64%	48,75%	50,00%
Statements of Income
Net revenue	2.469.568	90.745		130.832	2.287.354	114.090		114.267	137.581
Cost of sales and services	(1.635.014)	(78.333)		(68.289)	(1.558.434)	(110.816)		(63.882)	(104.783)
Gross profit	834.554	12.412		62.543	728.920	3.274		50.385	32.798
Operating (expenses) income	(92.797)	(6.399)	(19.083)	(40.153)	(202.924)	(6.363)	(24.894)	(37.186)	(12.531)
Finance income (costs), net	(183.580)	(1.339)	(13.131)	407	(213.520)	(856)	(12.675)	2.125	(1.351)
Income before income tax and social contribution	558.177	4.674	(32.214)	22.797	312.476	(3.945)	(37.569)	15.324	18.916
Current and deferred income tax and social contribution	(194.663)	(790)		(7.733)	(108.791)			(5.191)	(7.086)
Profit / (loss) for the period	363.514	3.884	(32.214)	15.064	203.685	(3.945)	(37.569)	10.133	11.830

11.   PROPERTY, PLANT AND EQUIPMENT

The information related to property, plant and equipment has not changed significantly compared to the disclosed in the Company's financial statements on December 31, 2015.

							Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2015	264.289	2.696.126	11.109.272	38.986	3.199.386	563.540	17.871.599
Cost	264.289	3.436.458	18.638.117	183.086	3.199.386	811.535	26.532.871
Accumulated depreciation		(740.332)	(7.528.845)	(144.100)		(247.995)	(8.661.272)
Balance at December 31, 2015	264.289	2.696.126	11.109.272	38.986	3.199.386	563.540	17.871.599
Effect of foreign exchange differences	(9.907)	(29.608)	(119.769)	(679)	(6.842)	(2.981)	(169.786)
Acquisitions	4	100	119.039	461	1.063.524	3.945	1.187.073
Capitalized interest (notes 25 and 29)					164.942		164.942
Write-offs (note 24)	(129)	(2.346)	(7.383)	(7)	(32.209)	(6.623)	(48.697)
Depreciation		(86.346)	(805.110)	(4.364)		(19.773)	(915.593)
Transfers to other asset categories	14.951	112.781	896.118	92	(894.833)	(129.109)
Transfers to intangible assets					(14.822)		(14.822)
Control acquisition - CGPAR (note 3)			7.377	189		575	8.141
Purchase price alocation in control acquisition CGPAR (note 3)			21.231				21.231
Transfer of metalic - Held for sale (note 4)	(373)	(13.466)	(30.440)	(208)	(261)	(269)	(45.017)
Others		(294)	(3.819)	(45)	4.131	(153)	(180)
Balance at September 30, 2016	268.835	2.676.947	11.186.516	34.425	3.483.016	409.152	18.058.891
Cost	268.835	3.476.069	19.305.185	178.523	3.483.016	698.777	27.410.405
Accumulated depreciation		(799.122)	(8.118.669)	(144.098)		(289.625)	(9.351.514)
Balance at September 30, 2016	268.835	2.676.947	11.186.516	34.425	3.483.016	409.152	18.058.891

							Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2015	83,350	869,071	6,103,720	17,679	1,723,327	69,201	8,866,348
Cost	83,350	1,025,848	10,677,122	118,301	1,723,327	159,914	13,787,862
Accumulated depreciation		(156,777)	(4,573,402)	(100,622)		(90,713)	(4,921,514)
Balance at December 31, 2015	83,350	869,071	6,103,720	17,679	1,723,327	69,201	8,866,348
Acquisitions			82,129	165	796,601	13	878,908
Capitalized interest (notes 25 and 29)					96,828		96,828
Write-offs (note 24)		(34)	(17)	(8)		(7,598)	(7,657)
Depreciation		(19,029)	(389,006)	(2,173)		(4,557)	(414,765)
Transfers to other asset categories		81,990	461,339	14	(503,037)	(40,306)
Transfers to intangible assets					(12,950)		(12,950)
Others			(33)		4,720		4,687
Balance at September 30, 2016	83,350	931,998	6,258,132	15,677	2,105,489	16,753	9,411,399
Cost	83,350	1,107,970	11,219,656	118,052	2,105,489	117,857	14,752,374
Accumulated depreciation		(175,972)	(4,961,524)	(102,375)		(101,104)	(5,340,975)
Balance at September 30, 2016	83,350	931,998	6,258,132	15,677	2,105,489	16,753	9,411,399

(*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The breakdown of the projects that make up the work in progress is as follows:

						Consolidated
	Project description	Start date	Completion date		09/30/2016	12/31/2015
Logistics
	Current investments for maintenance of current operations.				89,094	35,457
					89,094	35,457
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2016/2017	(1)	699,684	709,945
	Expansion of TECAR export capacity.	2009	2020	(2)	242,710	390,920
	Current investments for maintenance of current operations.				313,447	302,764
					1,255,841	1,403,629
Steel
	Equipment supply for use in the steel operation.	2008	2016		91,660	105,697
	Expansion of the service center/Mogi.	2013	2015/2016	(3)	258	14,950
	Current investments for maintenance of current operations.			(4)	316,839	375,579
					408,757	496,226
Cement
	Construction of cement plants.	2011	2016	(5)	1,664,846	1,254,897
	Current investments for maintenance of current operations.				64,478	9,177
					1,729,324	1,264,074
Construction in progress					3,483,016	3,199,386

(1) Estimated completion date of the Central Plant Step 1;

(2) Estimated completion date of phase 60 Mtpa;

(3) Estimated completion date of Mogi Service Center;

(4) Refers substantially to the reforming of batteries for coke ovens;

(5) Estimated completion date of the unit Arcos / Minas Gerais.The estimated useful lives are as follows:

The estimated useful lives are as follows:

		Consolidated		Parent Company
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
In Years
Buildings	43	43	43	43
Machinery, equipment and facilities	18	18	18	18
Furniture and fixtures	11	11	11	11
Others	14	14	11	11

11.a) Depreciation, amortization and depletion expenses:

Additions to depreciation, amortization and depletion for the period were distributed as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Production costs	905,767	807,217	305,689	277,612
Sales expenses	6,708	6,826	2,299	2,317
General and Administrative Expenses	10,510	10,008	3,363	3,369
	922,985	824,051	311,351	283,298
Other operating expenses (*)	33,730	29,426	10,426	10,949
	956,715	853,477	321,777	294,247

				Parent Company
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Production costs	406,700	640,172	139,532	223,487
Sales expenses	5,522	5,577	1,914	1,919
General and Administrative Expenses	6,606	6,203	2,160	1,990
	418,828	651,952	143,606	227,396

(*) Refers to the amortization of intangible assets as described in note 24.

12.   INTANGIBLE ASSETS

The information related to intangible assets did not have relevant changes in relation to that disclosed in the Company's financial statements as of December 31, 2015 and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of September 30, 2016.

							Consolidated			Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Goodwill	Software	Total
Balance at December 31, 2015	4.098.465	413.387	75.236	143.636	727.390	395	5.458.509	13.091	49.651	62.742
Cost	4.357.799	549.413	173.154	143.636	727.390	395	5.951.787	14.135	84.552	98.687
Accumulated amortization	(150.004)	(136.026)	(97.918)				(383.948)	(1.044)	(34.901)	(35.945)
Adjustment for accumulated recoverable value	(109.330)						(109.330)
Balance at December 31, 2015	4.098.465	413.387	75.236	143.636	727.390	395	5.458.509	13.091	49.651	62.742
Effect of foreign exchange differences		(55.791)	(174)	(20.343)		(59)	(76.367)
Acquisitions and expenditures			7				7
Transfer of property, plant and equipment			14.822				14.822		12.950	12.950
Write-offs (note 24)	(13.091)		(3)				(13.094)	(13.091)	(3)	(13.094)
Amortization		(31.923)	(8.696)		(503)		(41.122)		(4.063)	(4.063)
Control acquisition – CGPAR (note 3)			47				47
Goodwill – Control acquisition CGPAR (note 3)	1.784						1.784
Transfer of Metalic – held for sale (note 4)			(232)				(232)
Balance at September 30, 2016	4.087.158	325.673	81.007	123.293	726.887	336	5.344.354		58.535	58.535
Cost	4.461.154	471.815	180.849	123.293	727.390	336	5.964.837	14.135	97.492	111.627
Accumulated amortization	(264.666)	(146.142)	(99.842)		(503)		(511.153)	(14.135)	(38.957)	(53.092)
Adjustment for accumulated recoverable value	(109.330)						(109.330)
Balance at September 30, 2016	4.087.158	325.673	81.007	123.293	726.887	336	5.344.354		58.535	58.535

(*) Composed mainly by mineral rights with estimated resources of 1,101 million tons. Corresponding amortization is recorded based on production volumes

The estimated useful lives for the current year are as follows:

		Consolidated		Parent Company
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Software	5	5	5	5
Customer relationships	13	13

13.   BORROWINGS, FINANCING AND DEBENTURES

As of September 30, 2016 the balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

					Consolidated				Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015
FOREIGN CURRENCY
Prepayment (*)	1% até 3,5%	110.463	207.657	507.489	2.633.137	110.463	207.657	507.489	2.633.137
Prepayment (*)	3,51% até 8%	457.016	286.487	4.273.082	3.429.716	503.860	372.474	9.130.619	9.272.766
Perpetual bonds	7%	4.418	5.315	3.246.200	3.904.800
Fixed rate notes (*)	4,14% até 10%	45.028	175.768	5.507.493	6.910.992	71.369	32.402	3.372.186	4.056.347
Intercompany Bonds (*)	Libor 6M até 3%					141.747	1.261.861	2.707.992	2.137.040
Forfaiting (**)	Libor + Spread	109.364	288.772			109.364	288.772
Others	1,2% até 8%	97.842	115.594	275.344	425.635
		824.131	1.079.593	13.809.608	17.304.280	936.803	2.163.166	15.718.286	18.099.290
LOCAL CURRENCY
BNDES/FINAME	1,3% + TJLP e Fixa 2,5% até 6% + 1,5%	74.327	55.435	1.002.775	1.018.189	43.488	27.847	928.888	928.622
Debentures	110,8% até 113,7% CDI	518.195	60.670	1.270.383	1.750.000	518.195	60.670	1.270.383	1.750.000
Prepayment (*)	109,5% até 116,5% CDI e fixa de 8%	360.908	522.418	5.280.000	5.200.000	287.845	473.139	3.280.000	3.200.000
CCB	112,5% e 113% CDI	90.793	92.976	7.200.000	7.200.000	90.793	92.976	7.200.000	7.200.000
Drawee Risk (**)			84.063				84.063
Others			6.229		12.107
		1.044.223	821.791	14.753.158	15.180.296	940.321	738.695	12.679.271	13.078.622
Total Borrowings and Financing		1.868.354	1.901.384	28.562.766	32.484.576	1.877.124	2.901.861	28.397.557	31.177.912
Transaction Costs and Issue Premiums		(37.144)	(26.703)	(64.969)	(76.742)	(32.637)	(22.788)	(60.133)	(68.895)
Total Borrowings and Financing + Transaction Costs		1.831.210	1.874.681	28.497.797	32.407.834	1.844.487	2.879.073	28.337.424	31.109.017

(*) The balances of Pre-export loans, Fixed Rate Notes and Intercompany Bonds from related parties of the parent company totals R$11,197,675 on September 30, 2016 (R$13,416,687 on December 31, 2015), see note 19b.

(**) The balances of forfaiting and drawee risk operations totals R$ 109,364 on September 30, 2016 (R$372,835 on December 31, 2015).

13.a) Maturities of borrowings, financing and debentures presented in non-current liabilities

As of September 30, 2016, the breakdown of principal plus interest of long-term liabilities as borrowings, financing and debentures by maturity date is presented as follows:

		Consolidated		Parent Company
2017	442,042	2%	2,023,229	7%
2018	5,630,660	20%	5,711,883	20%
2019	6,929,305	24%	5,301,403	19%
2020	7,459,546	26%	4,649,265	16%
2021	2,214,288	8%	2,803,442	10%
After 2021	2,640,725	9%	7,908,335	28%
Perpetual bonds	3,246,200	11%
	28,562,766	100%	28,397,557	100%

13.b) Amortization and new borrowings, financing and debentures

The table below presents the capitalizations and amortizations during the year:

		Consolidated		Parent Company
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Opening balance	34,282,515	30,354,058	33,988,090	29,560,826
Funding transactions	7,437	978,206	40,239	2,694,533
Forfaiting funding / Drawee Risk	78,240	924,706	78,240	924,706
Repayment	(664,043)	(2,850,077)	(261,932)	(1,542,921)
Charges - payments	(300,321)	(1,146,306)	(300,321)	(1,146,306)
Forfaiting payments	(2,492,040)	(2,957,762)	(2,021,307)	(2,656,208)
Forfaiting charges	(2,368)	(7,064)	(2,368)	(7,064)
Provision of charges	2,391,019	3,052,164	2,002,054	2,996,662
Provision charges Forfaiting / Drawee Risk	3,924	2,032	3,924	2,032
Others (1)	(2,975,356)	5,932,558	(3,344,708)	3,161,830
Closing balance	30,329,007	34,282,515	30,181,911	33,988,090

(1) Includes interests and unrealized foreign exchange variances.

 In 2016, the Group capitalized and amortized loans as shown below:

•       Capitalization

				Consolidated
Transaction	Financial institution	Date	Amount	Maturity
Financing - Acquisitions assets SWT	Kreissparkasse Saalfeld-Rudolstadt	June/16	7,437	January/18
Total			7,437

•       Amortization

		Consolidated
Transaction	Payment of principal	Debt charges
Fixed Rate Notes	107,048	643,748
Debentures		220,175
Bank Credit Bill		821,637
Export Credit Note	65,000	629,074
Pre - Export Payment	144,218	136,522
BNDES/FINAME	33,146	39,556
Pre - Debt Payment	309,707
Others	4,924	1,328
Total	664,043	2,492,040

•       Covenants

Some of the Company's debt contracts contain covenants clauses, which require it to maintain certain net debt indices over the EBITDA. On September 30, 2016, the Company has provisioned, due to commission over risk assumption, R$25,311 in consolidated and R$10,060 in the parent Company financial statements,

14.   FINANCIAL INSTRUMENTS

The information related to financial instruments did not have significant changes compared to what was disclosed in Company's financial statements as of December 31, 2015 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of September 30, 2016.

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange rate swaps.

•           Classification of financial instruments

Consolidated						09/30/2016					12/31/2015
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current
Cash and cash equivalents	5			5.127.122		5.127.122			7.861.052		7.861.052
Short-term investments - margin deposit	6			305.934		305.934			763.599		763.599
Trade receivables	7			1.790.260		1.790.260			1.500.812		1.500.812
Derivative financial instruments	9		558			558		118.592			118.592
Trading securities	9		13.037			13.037		10.778			10.778
Total			13.595	7.223.316		7.236.911		129.370	10.125.463		10.254.833

Non-current
Other trade receivables	9			15.825		15.825			6.877		6.877
Investments	10	1.437.512				1.437.512	471.674				471.674
Loans - related parties	9			447.689		447.689			373.214		373.214
Total		1.437.512		463.514		1.901.026	471.674		380.091		851.765

Total Assets		1.437.512	13.595	7.686.830		9.137.937	471.674	129.370	10.505.554		11.106.598

Liabilities
Current
Borrowings and financing	13				1.868.354	1.868.354				1.901.384	1.901.384
Derivative financial instruments	15		50			R$ 50,0		26.257			26.257
Trade payables					1.580.180	1.580.180				1.293.008	1.293.008
Dividends and interest on capital	15				464.929	464.929				464.982	464.982
Total			50		3.913.463	3.913.513		26.257		3.659.374	3.685.631

Non-current
Borrowings and financing	13				28.562.766	28.562.766				32.484.576	32.484.576
Total					28.562.766	28.562.766				32.484.576	32.484.576

Total Liabilities			50		32.476.229	32.476.279		26.257		36.143.950	36.170.207

•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated			09/30/2016			12/31/2015
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		558	558		118,592	118,592
Trading securities	13,037		13,037	10,778		10,778
Non-current
Available-for-sale financial assets
Investments	1,437,512		1,437,512	471,674		471,674
Total Assets	1,450,549	558	1,451,107	482,452	118,592	601,044

Liabilities
Current
Financial liabilities at fair value through profit or loss
Derivative financial instruments		50	50		26,257	26,257
Total Liabilities		50	50		26,257	26,257

II – Investments in financial instruments classified as available-for-sale and measured at fair value through OCI

The Company has investments in common (USIM3) and preferred (USIM5) shares of Usiminas (“Usiminas Shares”), designated as available-for-sale financial assets. The Company adopts this designation because the nature of the investment is not comprised in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset in line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA). According to the Company's policy, the gains and losses arising from changes in the price of shares are recorded directly in equity, as other comprehensive income.

During March 2016, the Usiminas’ Board of Directors authorized a capital increase amounting to R$64,882, through the issuance of up to 50,689,310 preferred shares. On April 22, 2016, CSN fully exercised its right of subscription, paying R$11,603 by 9,064,856 preferred shares. The capital increase has been approved by the Usiminas’ Board of Directors on June 03, 2016.

The Usiminas’ Board of Directors authorized in April 2016 an increase in its share capital in the amount of R$1,000,000, through the issuance of 200,000,000 common shares. Over again, on May 20, 2016, CSN fully exercised its right of subscription, paying R$178,832 by 35,766,351 preferred shares. The capital increase has been approved by the Usiminas’ Board of Directors on July 19, 2016.

As of September 30, 2016, there was no impairment recorded and the gain from the change in share price in the period was recorded in other comprehensive income (the impairment recorded as of 30 September, 2015 amounted to R$ 81,016):

Class of shares	Quantity	09/30/2016			12/31/2015		Variation in the period
		Share price	Closing Balance	Quantity	Share price	Closing Balance	Share price	Variation in the carrying amount
Common	107,156,651	9.45	1,012,630	71,390,300	4.02	286,989	5.43	725,641
Preferred	114,280,556	3.53	403,411	105,215,700	1.55	163,084	1.98	240,327
	221,437,207		1,416,041			450,073		965,968

On September 30, 2016, the Company's stake in USIMINAS was 15.19% in the common shares and 20.86% in the preferred shares.

On September 30, 2016 the carrying amounts recorded in other comprehensive income for investments available for sale is R$732,596 (R$ (73) as of December 31, 2015).

III - Financial risk management

As of September 30, 2016, there were no changes in the financial risk management policies in relation to those disclosed in the Company's financial statements for the year ended December 31, 2015

14.a) Foreign exchange and interest rate risks

•           Exchange rate risk

The exchange rate risk arises from the existence of assets and liabilities denominated in US dollars or Euros is called natural currency exposure. Net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of September 30, 2016 is as follows:

		09/30/2016
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	850,704	29,999
Trade receivables	297,880	10,591
Other assets	14,055	37,786
Total Assets	1,162,639	78,376
Borrowings and financing	(3,392,998)	(96,651)
Trade payables	(17,990)	(36,378)
Other liabilities	(12,266)	(35,326)
Total Liabilities	(3,423,254)	(168,355)
Foreign exchange exposure	(2,260,615)	(89,979)
Future dollar	(98,000)
Cash flow hedge accounting	1,532,667
Net Investment hedge accounting		96,000
Net foreign exchange exposure	(825,948)	6,021
Perpetual Bonds	(1,000,000)
Net currency exposure of the Perpetual Notes	(1,825,948)	6,021

•           Interest rate risk

Risk arises from short and long term liabilities with fixed or post fixed interest rates and inflation rates.

14.b) Hedging instruments: Derivative and hedge accounting

CSN uses several instruments for protection of foreign currency risk and interest rate risk, as shown in the following topics:

•       Portfolio of derivative financial instruments

					09/30/2016				12/31/2015	09/30/2016
			Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2016
Counterparties	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BM&FBovespa	Dollar	(98.000)			(50)	1.435.000	110.075		110.075	(798.364)
Total forward dollar		(98.000)			(50)	1.435.000	110.075		110.075	(798.364)

BBVA	Dollar					39.450	154.017	(147.674)	6.343	(5.594)
BNPP	Dollar	12.334	40.318	(39.760)	558	18.700	73.007	(71.703)	1.304	(738)
Total dollar-to-euro swap		12.334	40.318	(39.760)	558	58.150	227.024	(219.377)	7.647	(6.332)

Itaú BBA	Real					150.000	189.760	(200.680)	(10.920)	(137)
HSBC	Real					185.000	233.125	(247.710)	(14.585)	(153)
Deutsche Bank	Real					10.000	12.579	(13.331)	(752)	(9)
Total Fixed rate-to-CDI interest rate swap							345.000	435.464	(461.721)	(26.257)

Itaú BBA	Real					30.000	33.396	(33.232)	164	(14)
HSBC	Real					120.000	133.508	(132.802)	706	(49)
Total interest rate- to-CDI swap						150.000	166.904	(166.034)	870	(63)

			40.318	(39.760)	508		939.467	(847.132)	92.335	(805.058)

•  Classification of the derivatives in the balance sheet and statement of income

					09/30/2016
Instruments	Assets		Liabilities		Finance Income and expenses, net (note 23)
	Current	Total	Current	Total
Future Dollar BM&F			50	50	(798,364)
Dollar - to - euro swap	558	558			(6,332)
Fixed rate - to - CDI swap					(299)
CDI - to - fixed rate swap					(63)
	558	558	50	50	(805,058)

				12/31/2015	09/30/2015
Instruments	Assets		Liabilities		Finance Income and expenses, net (note 23)
	Current	Total	Current	Total
Dollar - to - CDI swap					(18)
Dollar - to - real NDF					786,511
Future Dollar BM&F	110,075	110,075			177,788
Dollar - to - euro NDF					39,668
Dollar - to - euro swap	7,647	7,647			(6,439)
Fixed rate - to - CDI swap			26,257	26,257	(4,977)
CDI - to - fixed rate swap	870	870			1,202
	118,592	118,592	26,257	26,257	993,735

•       Hedge accounting – cash flow

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to protect highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on its profit, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising on translating the designated liabilities shall be temporarily recognized in shareholders’ equity and allocated to profit or loss when such exports are carried out, which will allow recognizing the US dollar impact on liabilities and exports concurrently.

The table below shows a summary of the hedging relationships as of September 30, 2016:

									09/30/2016
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Impact on finance income (cost) (*)	Impact on shareholders’ equity
11/03/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2,4442	500.000			(401.000)
12/01/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019 (2)	2,5601	175.000	(33.333)	26.472	(97.198)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2,6781	100.000			(56.815)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3,1813	60.000			(3.894)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3,2850	100.000			3.880
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3,285	30.000			1.164
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3,3254	100.000			7.920
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3,3557	25.000			2.738
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3,3557	70.000			7.665
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3,3557	30.000			3.285
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3,3815	30.000			4.059
08/01/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	(1)	3,3940	(9.000)			(1.330)
08/03/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3,3940	355.000			52.468
Total						1.566.000	(33.333)	26.472	(477.058)

(*) The effect on the financial result was recorded in net foreign exchange rates.

(1) During the designation on August 2015, we reviewed the future export projections and identified that the amount of US$ 9 million designated previously were not highly probable due to Platt’s quotation reduction. Therefore, the hedge relationship was discontinued from August 2015. The exchange rate of the effective period remains recorded in Stockholders' Equity until the time of debt settlement.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movements in the hedge accounting amounts recognized in shareholders’ equity as of September 30, 2016 are as follows:

	12/31/2015	Movement	Realization	09/30/2016
Cash flow hedge accounting	1,520,090	(1,016,560)	(26,472)	477,058
Income tax and social contribution on cash flow hedge accounting	(516,831)	345,631	9,000	(162,200)
Not recorded Income tax and social contribution on cash flow hedge accounting	357,951	(340,823)		17,128
Cash flow hedge accounting	1,361,210	(1,011,752)	(17,472)	331,986

As of September 30, 2016, the hedging relationships established by the Company were effective, according to the prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•       Net investment hedge in foreign subsidiaries

CSN has foreign exchange exposure in Euros arising from a loan made by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad whose functional currency is Euro. Such exposure arises from converting the balance sheets of these subsidiaries for consolidation in CSN, and the exchange rate of the loans affected the income statement in the financial result item and the exchange variation of the net assets of the foreign operation directly affected the equity in other comprehensive income.

As from September 1st, 2015 CSN began to adopt hedge of net investment to eliminate exposure in order to cover future fluctuations of the Euro on such loans. Non-derivative financial liabilities have been designated represented by loan agreements with financial institutions in the amount of € 120 million. The carrying amounts on September 30, 2016 are:

						09/30/2016
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4,0825	120.000	37.644
01/31/2016	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	(1)	(24.000)
Total					96.000	37.644

(1) In January 2016 it was settled the portion of debt designated as a hedge instrument.

The changes in the amounts related to net investment hedge as of September 30, 2016 are presented below:

	12/31/2015	Movement	Realization	09/30/2016
Net Investment hedge accounting	20,148	(57,792)		(37,644)
Fair value of net investment hedge in foreign operations	20,148	(57,792)		(37,644)

On September 30, 2016 hedge relationships established by the Company found to be effective, according to prospective tests. Therefore, no reversal by ineffectiveness of the hedge was recorded.

14.c) Sensitivity analysis

 We present below the sensitivity analysis for currency risk and interest rate.

•       Sensitivity analysis of Derivative Financial Instruments and consolidated Foreign Exchange Exposure

The Company considered scenarios 1 and 2 as 25% and 50% of deterioration for volatility of the currency, using as reference the closing exchange rate as of September 30, 2016.

The currencies used in the sensitivity analysis and its scenarios are shown below:

				09/30/2016
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.2462	3.2125	4.0578	4.8693
EUR	3.6484	3.5845	4.5605	5.4726
USD x EUR	1.1161	1.1160	1.3951	1.6742

The effects on income statement, considering both scenarios are shown below:

					09/30/2016
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Future dólar	(98,000)	Dollar	3,303	(79,532)	(159,064)

Hedge accounting of exports	1,532,667	Dollar	(51,651)	1,243,836	2,487,672

Currency position	(3,260,615)	Dollar	109,883	(2,646,152)	(5,292,304)
(not including exchange derivatives above)

Consolidated exchange position	(1,825,948)	Dollar	61,535	(1,481,848)	(2,963,696)
(including exchange derivatives above)

Net Investment hedge accounting	96,000	Euro	(6,134)	87,562	175,124

Currency position	(89,979)	Euro	5,750	(82,070)	(164,140)

Consolidated exchange position	6,021	Euro	(384)	5,492	10,984
(including exchange derivatives above)

Dollar-to-euro swap	12,334	Dólar	(277)	(2,488)	(3,962)

(*) The probable sceneries were calculated considering the fallowing variations to the specified risks: Real x Dollar – Appreciation of Real in 1.04% / Real x Euro – Appreciation of real in 1,75% / Dollar x Euro – Appreciation of dollar in 0.01%. Source: Quotation from Brazil and Europe Central Banks on 10/10/2016.

•       Sensitivity analysis of changes in interest rates

The Company considered the scenarios 1, and 2 as 25% and 50% of evolution for volatility of the interest as of September 30, 2016.

			Impact on profit or loss
Changes in interest rates	% p. a	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7.50	(3,048)	(19,366)	(38,732)
Libor	1.24	(64,318)	(16,376)	(32,752)
CDI	14.13	(255,670)	(439,757)	(879,515)

(*) The sensitivity analysis is based on the assumption of maintaining as probable scenario the market values at September 30, 2016 recorded in the Company´s assets and liabilities.

14.d) Liquidity risk

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At September 30, 2016	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	1,868,354	6,072,702	16,603,139	5,886,925	30,431,120
Derivative financial instruments	50				50
Trade payables	1,580,180				1,580,180
Dividends and interest on capital	464,929				464,929

•       Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		09/30/2016		12/31/2015
	Closing balance	Fair value	Closing Balance	Fair value
Perpetual bonds	3,250,618	1,622,289	3,910,115	1,330,685
Fixed Rate Notes	5,552,521	4,269,328	7,086,760	3,915,310

15.   OTHER PAYABLES

The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated				Parent Company
	Current			Non-current		Current		Non-current
	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Payables to related parties (note 19 b)	7.816	6.798			152.815	110.106	73.982	118.653
Derivative financial instruments (note 14 I)	50	26.257
Exclusive funds (1)					50	25.387
Dividends and interest on capital payable to non-controlling shareholders	464.929	464.982			2.209	2.262
Advances from customers	63.071	49.505			52.444	40.988
Taxes in installments	25.347	24.237	84.007	87.890	9.393	9.207	1.542	1.476
Profit sharing - employees	136.958	171.695			90.916	121.423
Provision for freight	36.406	105.104			6.442	10.190
Provision industrial restructuring	96.390	122.854			56.402	74.382
Taxes payable			8.661	7.805			7.175	6.321
Other provisions	39.150	30.784			17.990	10.289
Other payables	100.269	70.801	38.871	35.589	25.151	7.465
	970.386	1.073.017	131.539	131.284	413.812	411.699	82.699	126.450

(1)     Refers to derivative transactions managed by exclusive funds.

(2)     Dividends payable by the subsidiary Congonhas with settlement scheduled for November 30, 2016.

16.   INCOME TAX AND SOCIAL CONTRIBUTION

16.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Income tax and social contribution income (expense)
Current	(197,152)	(204,117)	(110,026)	(112,802)
Deferred	(187,530)	543,095	(42,941)	(56,603)
	(384,682)	338,978	(152,967)	(169,405)

				Parent Company
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Income tax and social contribution income (expense)
Current	(51)	(80,307)		(74,267)
Deferred	(139,138)	593,287	(29,015)	(48,996)
	(139,189)	512,980	(29,015)	(123,263)

The reconciliation of consolidated income tax and social contribution expenses and income and the result from applying the effective rate to profit before income tax and social contribution are as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
(Loss)/Profit before income tax and social contribution	(589.183)	(1.100.429)	53.307	(362.518)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	200.322	374.146	(18.124)	123.256
Adjustment to reflect the effective rate:
Equity pickup	33.076	413.046	11.876	292.860
Profit with differentiated rates or untaxed	(310.782)	766.352	47.393	570.848
Transfer pricing adjustment	(25.569)	(40.189)	(12.541)	(17.854)
Tax loss carryforwards without recognizing deferred taxes	(907.806)	(42.735)	(116.546)	(17.541)
Indebtdness limit	(27.391)	(34.274)	(8.710)	(15.562)
Deferred taxes on temporary differences - non computed (1)	647.432	(1.107.385)	(55.887)	(1.107.385)
Deferred taxes on foreign profit			-
Other permanent deductions (add-backs)	6.036	10.017	(428)	1.973
Income tax and social contribution in profit for the period	(384.682)	338.978	(152.967)	(169.405)
Effective tax rate	-65%	31%	287%	-47%

				Parent Company
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
(Loss)/Profit before income tax and social contribution	(885.147)	(1.273.714)	(101.196)	(408.522)
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	300.950	433.063	34.407	138.897
Adjustment to reflect the effective rate:
Equity pickup	(179.248)	1.262.078	104.290	884.426
Transfer pricing adjustment		(40.189)		(17.854)
Indebtdness limit	(27.391)	(34.274)	(8.710)	(15.562)
Tax loss carryforwards without recognizing deferred taxes	(883.415)		(106.725)
Deferred taxes on temporary differences - non computed (1)	637.152	(1.111.850)	(62.994)	(1.111.850)
Other permanent deductions (add-backs)	12.763	4.152	10.717	(1.320)
Income tax and social contribution in profit for the period	(139.189)	512.980	(29.015)	(123.263)
Effective tax rate	-16%	40%	-29%	-30%

 (1) As from third quarter of 2015 the Company no longer computes income tax and social contribution credits on tax losses and temporary differences.

16.b) Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution tax losses and the temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2015	Comprehensive income	P&L	Others	09/30/2016
Deferred tax assets
Income tax losses	264.161		646.595		910.756
Social contribution tax losses	106.654		223.041		329.695
Temporary differences	2.936.212	(56.542)	(1.018.700)	(3.683)	1.857.287
- Provision for tax. social security, labor, civil and environmental risks	231.054		9.479		240.533
- Provision for environmental liabilities	88.501		(1.364)		87.137
- Asset impairment losses	68.711		(2.849)		65.862
- Inventory impairment losses	17.884		5.198	(1.168)	21.914
- (Gains)/losses on financial instruments	(5.454)		1.197		(4.257)
- (Gains)/losses on available-for-sale financial assets	947.989	(198.267)			749.722
- Income tax and social contribution non computed o/ available-for-sale financial assets	(155.533)	155.533
- Actuarial liability (pension and healthcare plan)	163.559		(8)		163.551
- Accrued supplies and services	49.423		44.459		93.882
- Allowance for doubtful debts	49.394		1.435	2.039	52.868
- Unrealized exchange differences (*)	2.427.926		(819.505)		1.608.421
- (Gain) on loss of control over Transnordestina	(224.096)				(224.096)
- Cash flow hedge accounting	516.831	(354.631)			162.200
- Income tax and social contribution non computed o/ cash flow hedge accounting	(357.951)	340.823			(17.128)
- Deferred taxes non computed	(1.087.695)		(257.038)		(1.344.733)
- Goodwill on merger	9.211		(8.325)		886
- Other	196.458		8.621	(4.554)	200.525
Non-current assets	3.307.027	(56.542)	(149.064)	(3.683)	3.097.738

Deferred tax liabilities
Income tax losses	(385)		1.853	769	2.237
Social contribution tax losses	(138)		667	277	806
Temporary differences	495.374	(35.369)	35.946	(3.629)	492.322
- Provision for tax. social security, labor, civil and environmental risks	(14.869)		(1.596)		(16.465)
- Provision for environmental liabilities	(789)		(354)		(1.143)
- Asset impairment losses	(18.441)		(10.430)		(28.871)
- Inventory impairment losses	(11.164)		443	1.176	(9.545)
- Actuarial liability (pension and healthcare plan)	(608)				(608)
- Accrued supplies and services	(42.977)		15.138	55	(27.784)
- Allowance for doubtful debts	(1.128)		354		(774)
- Fair value adjustment - SWT Aquisition	252.549	(33.141)	(26.243)		193.165
- Fair Value adjustment - Mining Business combination	336.443		(6.143)		330.300
- Unrealized exchange differences (*)			73.515		73.515
- Deferred taxes non computed	614		(3.336)	(6.396)	(9.118)
- Others	(4.256)	(2.228)	(5.402)	1.536	(10.350)
Non-current liabilities	494.851	(35.369)	38.466	(2.583)	495.365

					Parent Company
	Opening balance	Movement			Closing balance
	12/31/2015	Comprehensive income	P&L	Others (**)	09/30/2016
Deferred tax assets
Income tax losses	226.246		636.131		862.377
Social contribution tax losses	93.031		219.260		312.291
Temporary differences	2.909.684	(56.542)	(994.529)	(3.609)	1.855.004
- Provision for tax. social security, labor, civil and environmental risks	216.862		7.811		224.673
- Provision for environmental liabilities	88.501		(1.364)		87.137
- Asset impairment losses	67.483		(2.582)		64.901
- Inventory impairment losses	13.757		3.529		17.286
- (Gains)/losses on financial instruments	(5.454)		1.197		(4.257)
- (Gains)/losses on available-for-sale financial assets	947.989	(198.267)			749.722
- Income tax and social contribution non computed o/ available-for-sale financial assets	(155.533)	155.533
- Actuarial liability (pension and healthcare plan)	163.560		(8)		163.552
- Accrued supplies and services	49.040		43.491		92.531
- Allowance for doubtful debts	28.087		(829)		27.258
- Unrealized exchange differences (*)	2.427.926		(819.505)		1.608.421
- (Gain) loss control Transnordestina " TLSA"	(224.096)				(224.096)
- Cash flow hedge accounting	516.831	(354.631)			162.200
- Income tax and social contribution non computed o/ cash flow hedge accounting	(357.951)	340.823			(17.128)
- Deferred taxes non computed	(977.558)		(246.263)		(1.223.821)
- Deferred income tax and social contribution resulted from CGPAR business combination				(3.609)	(3.609)
- Other	110.240		19.994		130.234
Non-current assets	3.228.961	(56.542)	(139.138)	(3.609)	3.029.672

(*) The Company taxes the foreign exchange differences on a cash basis to calculate income tax and social contribution.

(**) Deferred taxes over control acquisition – CGPAR as described in note 3.

The Company has foreign subsidiaries in its corporate structure, for which profits are taxed at income tax in the countries where they are domiciled by lower rates than those prevailing in Brazil. From 2012 up to the 3nd quarter of 2016 such foreign subsidiaries generated profits amounting to R$ 2,036,438. If for some reason tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, which if due, would total R$ 571.680.

The Company, based on its legal counsel’s opinion, assessed the likelihood of loss in a potential claiming by tax authorities which resulted in a possible risk of loss and, therefore, no provision was recognized in the financial statements.

16.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Income tax and social contribution
Actuarial gains on defined benefit pension plan	64,632	64,489	65,128	65,247
Changes in the fair value on available-for-sale financial assets	(42,696)	38	(42,696)	19,269
Actuarial gains and assets available for sale by incorporation				(19,349)
Exchange differences on translating foreign operations	(425,510)	(425,510)	(425,510)	(425,510)
Cash flow hedge accounting	145,072	158,880	145,072	158,880
	(258,502)	(202,103)	(258,006)	(201,463)

17.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

On September 30, 2016, the information related to judicial deposits and processes has not changed significantly compared to the disclosed in the Company's financial statements as of December 31, 2015. The breakdown of the provisioned amounts and its respective judicial deposits are presented as following:

				Consolidated				Parent Company
	Accrued liabilities			Judicial deposits		Accrued liabilities		Judicial deposits
	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Tax	114.512	143.852	80.726	82.472	67.660	82.619	65.320	67.843
Social security	61.713	70.174	46.193	46.193	60.758	69.293	46.193	46.193
Labor	491.168	478.611	191.287	165.027	397.405	388.763	154.960	133.686
Civil	138.413	128.451	17.197	24.634	113.107	103.087	9.461	13.696
Environmental	8.929	17.646	1.190	1.697	2.341	12.536	1.121	1.628
Judicial deposits			8.758	8.519
	814.735	838.734	345.351	328.542	641.271	656.298	277.055	263.046

The changes in the provision for tax, social security, labor, civil and environmental risks in the year ended September 30, 2015 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2015	Additions	Net update on amount	Net utilization of reversal	09/30/2016
Tax	143,852		7,873	(37,213)	114,512
Social security	70,174		1,028	(9,489)	61,713
Labor	478,611	47,218	49,083	(83,744)	491,168
Civil	128,451	3,544	13,877	(7,459)	138,413
Environmental	17,646	2,416	573	(11,706)	8,929
	838,734	53,178	72,434	(149,611)	814,735

					Parent Company
					Current + Non-current
Nature	12/31/2015	Additions	Net update on amount	Net utilization of reversal	09/30/2016
Tax	82,619		4,201	(19,160)	67,660
Social security	69,293		955	(9,490)	60,758
Labor	388,763	30,813	44,409	(66,580)	397,405
Civil	103,087	3,327	11,721	(5,028)	113,107
Environmental	12,536	82	250	(10,527)	2,341
	656,298	34,222	61,536	(110,785)	641,271

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. This provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Special System for Settlement and Custody) interest rates.

•         Other administrative and judicial proceedings

The table below shows a summary of the carrying amounts of the main legal matters with possible risk of loss on September 30, 2016 compared to December 31, 2015. The increase in the carrying amounts substantially reflects the monetary update.

	09/30/2016	12/31/2015
Tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its joint venture NAMISA to a Japanese-Korean consortium	8.245.375	7.743.501
Income tax / Social contribution - Assessment Notice and Imposition of Fine (AIIM) - - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa	2.405.527	2.250.833
Assessment Notice and Imposition of Fine (AIIM) - Income tax / Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services	1.186.562	1.105.793
Tax foreclosures - ICMS - Electricity credits	812.202	785.043
Installments MP 470 - alleged insufficiency of tax losses	636.035	587.205
Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1.468.514	1.015.355
Notices of violation and imposition of fine - Income taxes and social contribution due to profits from foreign subsidiaries (years 2008,2010 and 2011) (1)	1.608.115	832.183
Disallowance of the ICMS credits - Transfer of iron ore	557.297	516.581
Disallowance of the ICMS credits - ICMS - acquisition of subsidiary (*)		277.389
ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	272.586	252.112
Disallowance of the tax losses arising on adjustments to the SAPLI	443.615	409.323
Assessment Notice - ICMS - shipping and return merchandise for Industrialization	588.059	541.338
Assessment Notice- Income tax- Capital Gain of CFM vendors located outside	177.408	170.835
CFEM – Divergence on the understanding between CSN and DNPM on the calculation basis	343.637	349.908
Other tax (federal, state, and municipal) lawsuits	2.474.627	2.187.718
Social security lawsuits	282.180	289.923
Law suit applied by Brazilian antitrust authorities (CADE)	96.009	70.423
Other civil lawsuits	797.604	763.576
Labor and social security lawsuits	1.137.169	1.032.678
Environmental lawsuits	354.364	359.046
	23.886.885	21.540.763

(*) Tax assessments were canceled due to a favorable decision to the Company in the 2nd administrative judicial level, the referred judgment occurred on February 15, 2016.

(1) The increase is due to an assessment notice received in June 2016, related to the profits from foreign subsidiaries in 2011.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

•         Environmental lawsuits

The environmental processes present high complexity for estimating the amount at risk, should be taken into consideration, among various aspects, procedural development, the extent of damage and the projection of repairing costs.

There are other environmental processes for which it is not yet possible to assess the risk and contingency value due to the aforementioned complexity estimation, the peculiarities of the matters involving them and also their procedural steps.

18.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

On September 30, 2016, the information related to environmental liabilities and asset retirement obligation has not changed significantly compared to the disclosed in the Company's financial statements as of December 31, 2015.

The carrying amount of the provision for environmental liabilities and asset retirement obligation (ARO) are as follows:

		Consolidated		Parent Company
	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Environmental liabilities	256,935	262,290	252,355	259,115
Asset retirement obligations	71,858	66,641
	328,793	328,931	252,355	259,115

19.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information regarding the related party transactions has not changed significantly compared to the disclosed in the Company's financial statements as of December 31, 2015.

19.a) Transactions with holding companies

After payment of dividends in 2015 amounting to R$306,139, there were no transactions with holding companies.

19.b) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

						Consolidated
	Current		Non-current		Total
	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Assets
Trade receivables (note 7)	103,693	61,366			103,693	61,366
Dividends receivable (note 7)	26,902	27,817			26,902	27,817
Actuarial assets (note 9)			93,066	114,433	93,066	114,433
Financial investments/ investments	54,504				54,504
Loans (note 9)			447,689	373,214	447,689	373,214
Other receivables (note 9)	6,677	9,420	32,395	29,020	39,072	38,440
	191,776	98,603	573,150	516,667	764,926	615,270
Liabilities
Other payables (Note 16)
Accounts payable	7,816	6,798			7,816	6,798
Trade payables	91,747	67,443			91,747	67,443
Actuarial liabilities			514,368	514,368	514,368	514,368
	99,563	74,241	514,368	514,368	613,931	588,609

	09/30/2016	09/30/2015
P&L
Revenues
Sales	610,287	564,794
Interest	43,700	52,587
Expenses
Purchases	(748,007)	(896,414)
Interest	(130)	(375,316)
Foreign exchange and monetary variations, net	(19,043)
	(113,193)	(654,349)

•      By company

											Consolidated
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (costs), net		Total
										Exchange rates,net
Subsidiaries
Ferrovia Transnordestina Logística S.A.				28.054		28.054
				28.054		28.054
Joint-venture e Joint-operation
Itá Energética S.A.				2.653		2.653		-24.233			-24.233
MRS Logística S.A.	26.183		26.183	45.200		45.200		(663.793)			(663.793)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	4.071		4.071	15.396		15.396	7	(51.166)			(51.159)
Transnordestina Logística S.A (1)		428.267	428.267	7.440		7.440			40.137		40.137
	30.254	428.267	458.521	70.689		70.689	7	(739.192)	40.137		(699.048)
Other related parties
CBS Previdência		93.066	93.066		514.368	514.368
Fundação CSN	1.829		1.829	249		249		1.471			1.471
Banco Fibra	54.504		54.504						1.344	(19.043)	(17.699)
Usiminas				124		124	17.027	(5.489)			11.538
Panatlântica	99.623	3.375	102.998	71		71	536.122				536.122
Ibis Participações e Serviços							47	(4.935)			-4.888
Partifib Projetos Imobiliários	236		236				2.101				2.101
	156.192	96.441	252.633	444	514.368	514.812	555.297	(8.953)	1.344	(19.043)	528.645
Associates
Arvedi Metalfer do Brasil S.A.	5.330	48.442	53.772	376		376	22.555		2.219		24.774

Cia Metalic Nordeste							32.428	138	(130)		32.436
Total at 09/30/2016	191.776	573.150	764.926	99.563	514.368	613.931	610.287	(748.007)	43.570	(19.043)	(113.193)
Total at 12/31/2015	98.603	516.667	615.270	74.241	514.368	588.609	725.285	-1.103.428	63.751		-314.392
Total at 09/30/2015							564.794	-896.414	-322.729		-654.349

(1)     Transnordestina Logística S.A: Refers mainly to contracts in R$: interest equivalent to 108.0% and 102.0% of CDI. On September 30, 2016, the borrowings carrying amounts totaled to R$428,267 (R$222,727 as of December 31, 2015).

•       By transaction

						Parent Company
	Current		Non-current		Total
	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Assets
Trade receivables (1) (note 7)	791,263	1,140,172			791,263	1,140,172
Dividends receivable (note 7)	721,145	737,668			721,145	737,668
Actuarial asset (note 9)			96,276	112,660	96,276	112,660
Loans (note 9)			324,397	239,930	324,397	239,930
Short-term investments / Investments (2)	1,108,688	1,412,428	86,604	28,078	1,195,292	1,440,506
Exclusive funds (note 9)		110,075				110,075
Other receivables (3) (note 9)	13,530	32,479	338,284	303,441	351,814	335,920
	2,634,626	3,432,822	845,561	684,109	3,480,187	4,116,931
Liabilities
Borrowings and financing
Prepayment (note 13)	46,845	85,987	4,857,536	5,843,050	4,904,381	5,929,037
Fixed Rate Notes and Intercompany Bonds (note 13)	71,369	32,402	3,372,186	4,056,347	3,443,555	4,088,749
Intercompany Loans (note 13)	141,747	1,261,861	2,707,992	2,137,040	2,849,739	3,398,901
	259,961	1,380,250	10,937,714	12,036,437	11,197,675	13,416,687
Other payables (note 15)
Trade payables (4)	152,815	110,106	73,982	118,653	226,797	228,759
Exclusive funds (2) (note 15)	50	25,387			50	25,387
Trade payables	141,820	153,559			141,820	153,559
Actuarial liabilities			514,367	514,367	514,367	514,367
	294,685	289,052	588,349	633,020	883,034	922,072

	09/30/2016	09/30/2015
P&L
Revenues
Sales	2,075,902	4,508,821
Interest	27,989	18,002
Exclusive funds		1,064,805
Expenses
Purchases	(1,021,215)	(1,373,312)
Interest	(387,998)	(1,137,175)
Foreing exchange and monetary variations, net	(2,070,443)	(3,989,244)
Exclusive funds	(687,971)
	(2,063,736)	(908,103)

(1)     Accounts receivable derive from sales operations of goods and services between the parent company, subsidiaries and joint ventures.

(2)     Assets: Financial investments classified as current totaled to R$ 1,108,688 as of September 30, 2016 (R$1,412,428 at December 31, 2015) and the interests in Usiminas, recorded in the exclusive funds and classified as investments available for sale, located in non-current assets, amounted to R$86,604 (R$28,078 as of December 31, 2015).

(3)     Non-current: Refers mainly to advances for future capital increases, dividends to be received and receivables from acquisition of debentures.

(4)     Current: Refers mainly to commission and logistics expenses related to sale of steel to be resaled by CSN LLC.

Non-current: Refers mainly to assignment of tax loss credits of income tax and social contribution related to FTL (Ferrovia Transnordestina Logistica)

By company

											Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income (costs), net	Exchange rates, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	266.075	121.336	387.411	11.650	196	11.846	780.695	(83.593)			697.102
Estanho de Rondônia S.A.	1.061	4.775	5.836	2.215		2.215		(9.118)	56		(9.062)
Sepetiba Tecon S.A.	10.589	106.079	116.668	22.962		22.962		(35.951)	393		(35.558)
Minérios Nacional S.A.		9.146	9.146						17		17
Congonhas Minérios S.A. (2)	698.959		698.959	39.911		39.911	23.871	(430.445)			(406.574)
CSN Energia S.A.				16.206		16.206		(179.758)	-653		(180.411)
Ferrovia Transnordestina Logística S.A.	8	39.340	39.348		73.784	73.784	23			8.002	8.025
Companhia Siderúrgica Nacional, LLC (3)	341.310		341.310	149.595		149.595	543.221			105.929	649.150
CSN Europe Lda.				12.334	99.722	112.056			9	(20.232)	(20.223)
CSN Resources S.A. (4)				227.475	8.237.340	8.464.815			(334.749)	(1.671.219)	(2.005.968)
Lusosider Aços Planos, S.A.	74.652		74.652	168		168	157.381			34.474	191.855
CSN Islands XI Corp. (5)					1.038.784	1.038.784				(210.752)	(210.752)
CSN Islands XII Corp. (6)				20.150	1.473.775	1.493.925			(50.472)	(299.004)	(349.476)
CSN Ibéria Lda.					88.095	88.095			(2.003)	(17.641)	(19.644)
Companhia de Embalagens Metálicas MMSA	5.404	44.859	50.263
Companhia Florestal do Brasil		5.179	5.179
Stahlwerk Thüringen GmbH				4.525		4.525		(19.853)			(19.853)
	1.398.058	330.714	1.728.772	507.191	11.011.696	11.518.887	1.505.191	(758.718)	(387.402)	(2.070.443)	(1.711.372)
Joint-venture e Joint-operation
ITA Energética S.A	12.188		12.188
MRS Logística S.A.	13.096		13.096	36.364		36.364		(163.818)			(163.818)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	906		906	10.666		10.666	13	-88.182			(88.169)
Transnordestina Logística S.A.		280.150	280.150						25.304		25.304
	26.190	280.150	306.340	47.030		47.030	13	(252.000)	25.304		(226.683)
Other related parties
CBS Previdência		96.276	96.276		514.367	514.367
Fundação CSN	1.829		1.829	180		180		(676)			(676)
Banco Fibra
Usiminas				124		124		-4.748			-4.748
Panatlântica	99.623	3.375	102.998	71		71	536.122				536.122
Ibis Participações e Serviços							47	(4.935)			(4.888)
Partifib Projetos Imobiliários	238		238				2.101				2.101
	101.690	99.651	201.341	375	514.367	514.742	538.270	(10.359)			527.911
Associates
Arvedi Metalfer do Brasil S.A.		48.442	48.442						2.219		2.219

Exclusive Funds
Diplic, Caixa Vertice, VR1, BB Steel	1.108.688	86.604	1.195.292	50		50			(687.971)		(687.971)

Discontinued operations
Companhia Metalic Nordeste				-		-	32.428	(138)	(130)		32.160
Total at 09/30/2016	2.634.626	845.561	3.480.187	554.646	11.526.063	12.080.709	2.075.902	(1.021.215)	(1.047.980)	(2.070.443)	(2.063.736)
Total at 12/31/2015	3.432.822	684.109	4.116.931	1.669.302	12.669.457	14.338.759	5.852.639	-1.636.308	-145.389	-3.780.650	290.292
Total at 09/30/2015							4.508.821	-1.373.312	-54.368	-3.989.244	-908.103

(1)     Companhia Metalurgica Prada refers mainly to accounts receivable and debentures from CBL amounting to R$266,060 and 121,336, respectively, as of September 30, 2016.

(2)     Congonhas Minérios: Refers mainly to dividends declared by Namisa amounting to R$694,080 and posteriorly assumed by Congonhas due to the merger on December 31, 2015. Liabilities: Account payables related to purchases of iron ore and port services.

(3)     Companhia Siderurgica Nacional, LLC: On September 30, 2016 the carrying amounts of trade accounts receivable totaled R$ 341,294 (R$682,875 December 31, 2015), they are related to sale of steel to resellers.

(4)     CSN Resources SA: Contracts in US dollars of Prepayment Fixed Rate Notes and Intercompany Bonds, the interest rate under this transaction is 9.13% and its maturity date is June 2047. On September 30, 2016, the loans amounted to R$8,464,815 (R$10,146,701 on December 31, 2015).

(5)     CSN Islands XI Corp.: Contracts in US dollars, without interest, maturing on August 2017. On September 30 2016, the loans amounted to R$1,038,784 (R$1,249,536 as of December 31, 2015).

(6)     CSN Islands XII Corp.: Contracts in US dollars, interest rate of 7.64% and maturing on February 2025. On September 30, 2016, the loans amounted to R$1,493,925 (R$1,784,417 on December 31, 2015).

19.c) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of September 30, 2016.

	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
	P&L		P&L
Short-term benefits for employees and officers	67,797	30,091	4,661	3,794
Post-employment benefits	256	197	53	80
	68,053	30,288	4,714	3,874

The remuneration of key management personnel in 2016 includes payments of contracts with executives that were linked to parameters that were achieved mainly in the first quarter 2016.

20.   SHAREHOLDERS' EQUITY

20.a) Paid-in capital

Fully subscribed and paid-in capital as of September 30, 2016 and December 31, 2015 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

20.b) Authorized capital

The Company’s bylaws in effect as of September 30, 2016 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

20.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of share capital.

20.d) Ownership structure

As of September 30, 2016, the Company’s ownership structure was as follows:

			09/30/2016			12/31/2015
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A.	697,719,990	50.29%	51.41%	697,719,990	50.29%	51.41%
Rio Iaco Participações S.A.	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.29%
Caixa Beneficente dos Empregados da CSN - CBS	20,143,031	1.45%	1.48%	20,143,031	1.45%	1.48%
BNDES Participações S.A. – BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	323,994,764	23.35%	23.87%	336,435,464	24.25%	24.79%
BM&FBovespa	248,286,869	17.89%	18.30%	235,846,169	17.00%	17.38%
	1,357,133,047	97.81%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	30,391,000	2.19%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

20.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Balance in treasury
1º	3/13/2014	70.205.661	From 3/14/2014 to 4/14/2014	R$ 9,34	R$ 9.22 and R$ 9.45	2.350.000			2.350.000
2º	4/15/2014	67.855.661	From 4/16/2014 to 5/23/2014	R$ 8,97	R$ 8.70 and R$ 9.48	9.529.500			11.879.500
3º	5/23/2014	58.326.161	From 5/26/2014 to 6/25/2014	R$ 9,21	R$ 8.61 and R$ 9.72	31.544.500			43.424.000
4º	6/26/2014	26.781.661	From 6/26/2014 to 7/17/2014	R$ 10,42	R$ 9.33 and R$ 11.54	26.781.661			70.205.661
	7/18/2014			Not applicable	Not applicable		60.000.000	(1)	10.205.661
5º	7/18/2014	64.205.661	From 7/18/2014 to 8/18/2014	R$ 11,40	R$ 11,40	240.400			10.446.061
	8/19/2014			Not applicable	Not applicable		10.446.061	(1)
6º	8/19/2014	63.161.055	From 8/19/2014 to 9/25/2014	R$ 9,82	R$ 9.47 and R$ 10.07	6.791.300			6.791.300
7º	9/29/2014	56.369.755	From 9/29/2014 to 2/29/2014	R$ 7,49	R$ 4.48 and R$ 9.16	21.758.600			28.549.900
8º	12/30/2014	34.611.155	From 12/31/2014 to 3/31/2015	R$ 5,10	R$ 4.90 and R$ 5.39	1.841.100			30.391.000
9º (*)	03/31/2015	32.770.055	From 4/01/2015 to 6/30/2015

(*) There were no share buyback in this program.

(1)     In 2014 the Board of Directors approved the cancelation of 70,446,061 treasury shares without change in the Company’s share capital.

As of September 30, 2016, the position of the treasury shares was as follows:

Quantity purchased (Units)	Amount paid for the shares	Share price			Market price of the shares on 09/30/2016 (*)

		Minimum	Maximum	Average
30,391,000	R$ 238,976	R$ 4.48	R$ 10.07	R$ 7.86	R$ 276,254

(*) Using the last share quotation on BM&F Bovespa as of September 30, 2016 of R$ 9.09 per share.

20.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, after compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail the distribution of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

20.g) Earnings/(loss) per share:

Basic earnings per share were calculated based on the profit attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the period, excluding the common shares purchased and held as treasury shares, as follows:

				Parent Company
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
	Common Shares		Common Shares
Loss for the period
Continuing operations	(1,024,336)	(760,734)	(130,211)	(531,785)
Discontinued operations	(6,786)	6,009	(6,984)	(728)
	(1,031,122)	(754,725)	(137,195)	(532,513)
Weighted average number of shares	1,357,133,047	1,357,155,727	1,357,133,047	1,357,133,047
Basic and diluted EPS
Continuing operations	(0.75478)	(0.56054)	(0.09595)	(0.39184)
Discontinued operations	(0.00500)	0.00443	(0.00515)	(0.00054)
	(0.75978)	(0.55611)	(0.10110)	(0.39238)

21.   PAYMENT TO SHAREHOLDERS

The table below shows the dividends approved and paid for the last years:

Year	Approval Year	Dividends	Total	Year	Payment Year	Dividends	Total
2015	2015	275,000	275,000		2015	274,917	274,917
				2015	2015	274,918	274,918
					2016	53	-
Total approved		975,000	975,000	Total paid		974,827	974,774

22.   NET SALES REVENUE

Net sales revenue is comprised as follows:

				Consolidated
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Gross revenue
Domestic market	7,371,413	7,984,752	2,759,992	2,374,081
Foreign market	7,178,900	5,703,114	2,407,216	2,169,442
	14,550,313	13,687,866	5,167,208	4,543,523
Deductions
Cancelled sales and discounts	(146,206)	(217,481)	(43,733)	(69,244)
Taxes on sales	(1,773,754)	(1,861,162)	(654,235)	(540,675)
	(1,919,960)	(2,078,643)	(697,968)	(609,919)
Net revenue	12,630,353	11,609,223	4,469,240	3,933,604

				Parent Company
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Gross revenue
Domestic market	6,945,805	7,463,589	2,653,390	2,192,096
Foreign market	1,247,918	3,483,905	287,914	1,493,635
	8,193,723	10,947,494	2,941,304	3,685,731
Deductions
Cancelled sales and discounts	(131,468)	(217,676)	(40,483)	(84,736)
Taxes on sales	(1,604,820)	(1,682,231)	(612,700)	(482,287)
	(1,736,288)	(1,899,907)	(653,183)	(567,023)
Net revenue	6,457,435	9,047,587	2,288,121	3,118,708

23.   EXPENSES BY NATURE

				Consolidated
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Raw materials and inputs	(3,292,835)	(3,781,011)	(1,170,470)	(1,144,473)
Labor cost	(1,861,056)	(1,378,334)	(576,707)	(506,876)
Supplies	(1,047,124)	(816,927)	(314,546)	(293,720)
Maintenance cost (services and materials)	(935,975)	(769,140)	(287,218)	(281,791)
Outsourcing services	(2,643,093)	(2,392,306)	(889,847)	(895,103)
Depreciation, amortization and depletion (note 11 a)	(922,985)	(824,051)	(311,351)	(283,298)
Others	(397,429)	(247,999)	(130,121)	(118,111)
	(11,100,497)	(10,209,768)	(3,680,260)	(3,523,372)

Classified as:
Cost of sales	(9,470,412)	(8,851,521)	(3,157,057)	(2,993,905)
Selling expenses	(1,247,971)	(1,018,483)	(405,411)	(409,430)
General and administrative expenses	(382,114)	(339,764)	(117,792)	(120,037)
	(11,100,497)	(10,209,768)	(3,680,260)	(3,523,372)

				Parent Company
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Raw materials and inputs	(2,468,848)	(2,537,506)	(935,172)	(852,537)
Labor cost	(1,041,077)	(1,168,079)	(316,876)	(436,796)
Supplies	(746,352)	(803,940)	(227,480)	(290,705)
Maintenance cost (services and materials)	(542,163)	(759,403)	(151,814)	(278,899)
Outsourcing services	(772,395)	(1,551,830)	(249,105)	(570,909)
Depreciation, amortization and depletion (note 11 a)	(418,828)	(651,952)	(143,606)	(227,396)
Others	(112,689)	(208,895)	(31,381)	(97,562)
	(6,102,352)	(7,681,605)	(2,055,434)	(2,754,804)

Classified as:
Cost of sales	(5,370,811)	(6,929,971)	(1,825,749)	(2,472,690)
Selling expenses	(448,060)	(479,481)	(141,831)	(185,331)
General and administrative expenses	(283,481)	(272,153)	(87,854)	(96,783)
	(6,102,352)	(7,681,605)	(2,055,434)	(2,754,804)

24.   OTHER OPERATING INCOME (EXPENSES)

				Consolidated
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Other operating income
Indemnities/gains on lawsuits	26.137	4.402	1.177	1.334
Rentals and leases	1.059	858	481	287
Dividends received		5.268		165
Untimely PIS/COFINS/ICMS credits	128.083	12.067	128.083	12.067
Contractual fines		1.622		1.622
Gain on business combination (note 3)	28.013		28.013
Other revenues	19.325	23.908	10.845	14.127
	202.617	48.125	168.599	29.602
	-	-	-	-
Other operating expenses
Taxes and fees	(94.803)	(8.858)	(4.630)	5.708
Write-off/(Provision) of judicial deposits	(20.711)	(3.011)	(3.546)	(2.456)
Expenses from environmental liabilities, Net	(2.065)	(1.863)	(1.520)	(4.526)
Expenses from tax, social security, labor, civil and environmental lawsuits.	(115.428)	(189.308)	(43.054)	25.478
Depreciation of unused equipment and amortization of intangible assets (note 11 a)	(33.730)	(29.426)	(10.426)	(10.949)
Write- off of PPE and intagible assests (notes 10 and 12)	(61.791)	(4.773)	(34.803)	(220)
Inventory impairment losses/reversals (note 8)	(27.101)	6.418	(39.618)	12.775
Losses on spare parts	(8.760)	(35.019)	(1.287)	(17.926)
Studies and project engineering expenses	(21.539)	(30.241)	(8.294)	(8.250)
Research and development expenses	(1.690)	(2.477)	(522)	(855)
Healthcare plan expenses	(59.497)	(41.396)	(25.584)	(11.527)
Impairment of available-for-sale financial assets		(178.867)		(81.016)
Other expenses	(54.497)	(50.733)	2.907	(20.895)
	(501.612)	(569.554)	(170.377)	(114.659)
Other operating expenses, net	(298.995)	(521.429)	(1.778)	(85.057)

				Parent Company
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Other operating income
Indemnities/gains on lawsuits	3.530	4.110	957	1.330
Rentals and leases	992	858	442	287
Dividends received		5.268		165
Untimely PIS/COFINS/ICMS credits	121.090	12.067	121.090	12.067
Contractual fines	731	2.124	731	447
Gain on business combination (note 3)	28.013		28.013
Other revenues	2.364	4.245	917	2.107
	156.720	28.672	152.150	16.403

Other operating expenses
Taxes and fees	(13.975)	(5.333)	(873)	5.999
Write-off/(Provision) of judicial deposits	(11.885)	(3.016)	5.286	(2.457)
Expenses from environmental liabilities, Net	(482)	(1.863)	(1.228)	(4.526)
Expenses from tax, social security, labor, civil and environmental lawsuits.	(98.569)	(175.826)	(31.411)	28.803
Write- off of PPE and intagible assests (notes 10 and 12)	(20.751)	(3.935)	(24)	(28)
Inventory impairment losses/reversals (note 8)	(10.380)	5.600	(9.968)	14.040
Losses on spare parts	(2.369)	(35.019)	(1.288)	(17.926)
Studies and project engineering expenses	(20.669)	(30.075)	(8.212)	(8.251)
Research and development expenses	(1.690)	(2.477)	(522)	(855)
Healthcare plan expenses	(59.502)	(41.396)	(25.587)	(11.527)
Impairment of available-for-sale financial assets		(178.867)		(81.016)
Other expenses	(28.843)	(37.144)	(5.820)	(24.920)
	(269.115)	(509.351)	(79.647)	(102.664)
Other operating expenses, net	(112.395)	(480.679)	72.503	(86.261)

25.   FINANCE INCOME (EXPENSES)

				Consolidated
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Finance income
Related parties (note 19 b)	43,700	52,587	16,226	20,468
Income from short-term investments	223,609	127,786	86,345	75,669
Gain from derivative		1,202		264
Other income (*)	255,686	20,721	37,852	9,045
	522,995	202,296	140,423	105,446
Finance costs
Borrowings and financing - foreign currency	(706,611)	(673,136)	(218,727)	(256,106)
Borrowings and financing - local currency	(1,688,332)	(1,557,024)	(579,608)	(575,696)
Related parties (note 19 b)	(130)	(375,316)		(119,229)
Capitalized interest (notes 11 and 29)	164,942	116,122	54,067	45,639
Losses on derivatives	(362)	(4,977)		(1,381)
Interest, fines and late payment charges	(25,700)	(14,836)	(5,521)	(2,216)
Bank fees	(118,239)	(59,370)	(49,682)	(19,232)
Pis/Cofins from financial Income	(31,936)	(43,650)	(6,671)	(43,650)
Other finance costs	(127,422)	(66,333)	(27,094)	(38,199)
	(2,533,790)	(2,678,520)	(833,236)	(1,010,070)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	(15,974)	9,750	203	2,269
Exchange rates, net	922,948	(1,724,331)	(70,228)	(1,290,629)
Exchange gain (losses) on derivatives	(804,696)	997,510	2,823	643,939
	102,278	(717,071)	(67,202)	(644,421)

Finance income (costs), net	(1,908,517)	(3,193,295)	(760,015)	(1,549,045)

Statement of gains and (losses) on derivative transactions
Dollar-to-CDI swap		(18)
Dollar - to - real NDF		786,511		469,706
Future Dollar BM&F	(798,364)	177,788	2,257	177,788
Dollar - to - euro NDF		39,668
Dollar - to - euro swap	(6,332)	(6,439)	566	(3,555)
	(804,696)	997,510	2,823	643,939
Fixed rate - to - CDI swap	(299)	(4,977)		(1,381)
CDI - to - fixed rate swap	(63)	1,202		264
	(362)	(3,775)		(1,117)
	(805,058)	993,735	2,823	642,822

(*) It refers mainly to gain on repurchase of debt securities amounting to R$146,214.

				Parent Company
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Finance income
Related parties (note 19 b)	27,989	1,082,807	10,369	699,279
Income from short-term investments	69,078	33,353	33,229	20,434
Other income	55,255	17,655	22,053	7,046
	152,322	1,133,815	65,651	726,759
Finance costs
Borrowings and financing - foreign currency	(167,840)	(145,621)	(53,153)	(59,601)
Borrowings and financing - local currency	(1,450,141)	(1,343,380)	(497,591)	(496,871)
Related parties (note 19 b)	(1,075,969)	(1,137,175)	(92,033)	(423,779)
Capitalized interest (notes 11 and 29)	96,828	116,122	33,886	45,639
Interest, fines and late payment charges	(7,605)	(9,794)	(409)	(1,330)
Bank fees	(95,981)	(49,483)	(31,796)	(17,150)
Pis/Cofins from financial Income	(25,895)	(39,973)	(6,219)	(39,973)
Other finance costs	(40,885)	(60,568)	(11,615)	(35,265)
	(2,767,488)	(2,669,872)	(658,930)	(1,028,330)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	(14,240)	(12,937)	(3,546)	(5,076)
Exchange rates, net	2,028,770	(4,322,016)	(116,296)	(2,980,771)
	2,014,530	(4,334,953)	(119,842)	(2,985,847)
Finance income (costs), net	(600,636)	(5,871,010)	(713,121)	(3,287,418)

26.   SEGMENT INFORMATION

The segment information has not changed compared to the disclosed in the Company's financial statements as of December 31, 2015, therefore, the management decided not to repeat them in these condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

								Nine months ended
								09/30/2016
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	3.670.243	27.792.213				2.015.765	(2.798.452)
Net revenues
Domestic market	5.000.882	373.769	145.405	995.997	201.713	362.816	(1.509.933)	5.570.649
Foreign market	3.553.403	2.891.097					615.204	7.059.704
Total net revenue (note 22)	8.554.285	3.264.866	145.405	995.997	201.713	362.816	(894.729)	12.630.353
Cost of sales and services	(7.059.177)	(2.302.736)	(107.331)	(677.624)	(147.598)	(334.320)	1.158.374	(9.470.412)
Gross profit	1.495.108	962.130	38.074	318.373	54.115	28.496	263.645	3.159.941
General and administrative expenses	(652.786)	(52.068)	(19.332)	(74.044)	(18.568)	(54.248)	(759.039)	(1.630.085)
Depreciation (note 11 a)	499.654	337.383	9.996	169.353	12.836	45.341	(151.578)	922.985
Proportionate EBITDA of joint ventures							373.024	373.024
Adjusted EBITDA	1.341.976	1.247.445	28.738	413.682	48.383	19.589	(273.948)	2.825.865

Sales by geographic area
Asia	30.814	2.487.222					615.204	3.133.240
North America	1.490.339							1.490.339
Latin America	198.366							198.366
Europe	1.809.045	318.091						2.127.136
Others	24.839	85.784						110.623
Foreign market	3.553.403	2.891.097					615.204	7.059.704
Domestic market	5.000.882	373.769	145.405	995.997	201.713	362.816	(1.509.933)	5.570.649
Total	8.554.285	3.264.866	145.405	995.997	201.713	362.816	(894.729)	12.630.353

								Three months ended
								09/30/2016
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	1.171.543	10.229.984				849.943	(1.057.030)
Net revenues
Domestic market	1.893.365	145.409	50.291	355.494	67.644	139.709	(551.541)	2.100.371
Foreign market	973.962	1.161.860					233.047	2.368.869
Total net revenue (note 22)	2.867.327	1.307.269	50.291	355.494	67.644	139.709	(318.494)	4.469.240
Cost of sales and services	(2.300.364)	(810.708)	(37.137)	(236.653)	(48.639)	(130.885)	407.329	(3.157.057)
Gross profit	566.963	496.561	13.154	118.841	19.005	8.824	88.835	1.312.183
General and administrative expenses	(183.489)	(15.497)	(7.723)	(23.642)	(6.588)	(19.522)	(266.742)	(523.203)
Depreciation (note 11 a)	168.946	118.051	3.378	57.198	4.277	15.097	(55.596)	311.351
Proportionate EBITDA of joint ventures							138.223	138.223
Adjusted EBITDA	552.420	599.115	8.809	152.397	16.694	4.399	(95.280)	1.238.554

Sales by geographic area
Asia	2.614	1.047.724					233.047	1.283.385
North America	401.920							401.920
Latin America	55.867							55.867
Europe	503.239	114.136						617.375
Others	10.322							10.322
Foreign market	973.962	1.161.860					233.047	2.368.869
Domestic market	1.893.365	145.409	50.291	355.494	67.644	139.709	(551.541)	2.100.371
Total	2.867.327	1.307.269	50.291	355.494	67.644	139.709	(318.494)	4.469.240

(*) The volume of sales presented hereto considers the sales of the company together with the sales of its affiliates and joint ventures.

								Nine months ended
								09/30/2015
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	3.859.824	17.692.070				1.679.646
Net revenues
Domestic market	5.284.115	86.840	150.387	826.422	183.960	329.523	(856.211)	6.005.036
Foreign market	3.339.901	2.193.328					70.958	5.604.187
Total net revenue (note 22)	8.624.016	2.280.168	150.387	826.422	183.960	329.523	(785.253)	11.609.223
Cost of sales and services	(6.859.881)	(1.725.772)	(99.896)	(581.275)	(145.392)	(241.096)	801.791	(8.851.521)
Gross profit	1.764.135	554.396	50.491	245.147	38.568	88.427	16.538	2.757.702
General and administrative expenses	(687.890)	(47.186)	(15.650)	(66.474)	(17.158)	(52.021)	(471.868)	(1.358.247)
Depreciation (note 11 a)	492.869	271.853	9.520	139.010	12.795	32.455	(134.451)	824.051
Proportionate EBITDA of joint ventures							341.936	341.936
Adjusted EBITDA	1.569.114	779.063	44.361	317.683	34.205	68.861	(247.845)	2.565.442

Sales by geographic area
Asia	15.522	2.033.115					70.958	2.119.595
North America	1.415.385							1.415.385
Latin America	274.614	42.730						317.344
Europe	1.589.826	117.483						1.707.309
Others	44.554							44.554
Foreign market	3.339.901	2.193.328					70.958	5.604.187
Domestic market	5.284.115	86.840	150.387	826.422	183.960	329.523	(856.211)	6.005.036
Total	8.624.016	2.280.168	150.387	826.422	183.960	329.523	(785.253)	11.609.223

								Three months ended
								09/30/2015
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (unaudited) (*)	1.191.366	6.931.406				582.005
Net revenues
Domestic market	1.538.645	13.999	60.194	295.386	59.913	113.564	(274.133)	1.807.568
Foreign market	1.198.251	927.916					(131)	2.126.036
Total net revenue (note 22)	2.736.896	941.915	60.194	295.386	59.913	113.564	(274.264)	3.933.604
Cost of sales and services	(2.269.842)	(624.749)	(37.293)	(202.390)	(50.395)	(99.161)	289.925	(2.993.905)
Gross profit	467.054	317.166	22.901	92.996	9.518	14.403	15.661	939.699
General and administrative expenses	(248.924)	(16.316)	(4.058)	(22.494)	(5.978)	(18.584)	(213.113)	(529.467)
Depreciation (note 11 a)	167.761	94.495	3.175	48.010	4.278	12.881	(47.302)	283.298
Proportionate EBITDA of joint ventures							159.724	159.724
Adjusted EBITDA	385.891	395.345	22.018	118.512	7.818	8.700	(85.030)	853.254

Sales by geographic area
Asia	4.910	862.602					(131)	867.381
North America	571.636							571.636
Latin America	90.243							90.243
Europe	504.698	65.314						570.012
Others	26.764							26.764
Foreign market	1.198.251	927.916					(131)	2.126.036
Domestic market	1.538.645	13.999	60.194	295.386	59.913	113.564	(274.133)	1.807.568
Total	2.736.896	941.915	60.194	295.386	59.913	113.564	(274.264)	3.933.604

(*) The volume of sales presented hereto considers the sales of the company together with the sales of its affiliates and joint ventures.

•         Adjusted EBITDA

Adjusted EBITDA is the measurement based on which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, equity in results of affiliated companies, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

Even though it is an indicator used in segment performance measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

				Consolidated
	Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Loss for the period	(980,651)	(755,442)	(106,644)	(532,651)
Result in discontinued operations	6,786	(6,009)	6,984	728
Depreciation (note 11 a)	922,985	824,051	311,351	283,298
Income tax and social contribution (note 16)	384,682	(338,978)	152,967	169,405
Finance income (cost) (note 25)	1,908,517	3,193,295	760,015	1,549,045
EBITDA	2,242,319	2,916,917	1,124,673	1,469,825
Other operating income (expenses) (note 24)	298,995	521,429	1,778	85,057
Equity in results of affiliated companies	(88,473)	(1,214,840)	(26,120)	(861,352)
Proportionate EBITDA of joint ventures	373,024	341,936	138,223	159,724
Adjusted EBITDA (*)	2,825,865	2,565,442	1,238,554	853,254

(*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

27.   GUARANTEES

The Company is liable for guarantees of its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015	09/30/2016	12/31/2015
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2.544.600	2.544.600	23.007	39.559	4.866	5.991	2.572.473	2.590.150
FTL - Ferrovia Transnordestina	R$	11/15/2020	81.700	81.700				450	81.700	82.150
Sepetiba Tecon	R$	Indefinite					28.914		28.914
Cia Metalurgica Prada	R$	Indefinite			333	333	19.340	19.340	19.673	19.673
CSN Energia	R$	Indefinite			2.829	2.829			2.829	2.829
Congonhas Minérios	R$	09/22/2022	2.000.000	2.000.000			2.520		2.002.520	2.000.000
Fundação CSN	R$	Indefinite		1.003						1.003
Others	R$			12.000						12.000
Total in R$			4.626.300	4.639.303	26.169	42.721	55.640	25.781	4.708.109	4.707.805
CSN Islands XI	US$	09/21/2019	750.000	750.000					750.000	750.000
CSN Islands XII	US$	Perpetual	1.000.000	1.000.000					1.000.000	1.000.000
CSN Resources	US$	07/21/2020	1.200.000	1.200.000					1.200.000	1.200.000
Total in US$			2.950.000	2.950.000					2.950.000	2.950.000
CSN Steel S.L.	EUR	1/31/2020	120.000	120.000					120.000	120.000
Lusosider Aços Planos	EUR	Indefinite	25.000	25.000					25.000	25.000
Total in EUR			145.000	145.000					145.000	145.000
Total in R$			10.105.308	12.135.468					10.105.308	12.135.468
			14.731.608	16.774.771	26.169	42.721	55.640	25.781	14.813.417	16.843.273

28.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the CSN Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health Coverage, Fleet Vehicles, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, naming Risks, Export Credit, warranty and Port Operator’s Civil Liability.

In 2015, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2015 to October 30, 2016. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and covers the following units and subsidiaries of the Company: Presidente Vargas steelworks, Congonhas Minérios, Sepetiba Tecon, and CSN Mining. CSN takes responsibility for a range of retention of US$375 million in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

29.   ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

		Consolidated		Parent Company
	09/30/2016	09/30/2015	09/30/2016	09/30/2015
Income tax and social contribution paid	209,473	134,667		120,075
Addition to PP&E with interest capitalization	164,942	116,122	96,828	116,122
Acquisition of fixed assets without adding cash	7,437
Borrowings granted to subsidiaries			12,862
	381,852	250,789	109,690	236,197

30.   COMPREHENSIVE INCOME STATEMENT

				Consolidated			Parent Company
	Nine months ended		Three months ended		Nine months ended		Three months ended
	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015	09/30/2016	09/30/2015
(Loss)/Profit for the period	(980.651)	(755.442)	(106.644)	(532.651)	(1.031.122)	(754.725)	(137.195)	(532.513)
Other comprehensive income
Items that will not be subsequently reclassified to the statement of income
Actuarial of the defined benefit plan from investments in subsidiaries, net of taxes	144		30		144	(96)	30
Actuarial (losses)/gains on defined benefit pension plan		202				348
Income tax and social contribution on actuarial (losses)/gains on defined benefit pension plan		(68)				(118)
	144	134	30		144	134	30

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	(392.797)	719.875	75.140	550.919	(392.797)	719.875	75.140	550.919
Assests avaible for sale	775.403	(474.694)	647.550	(445.407)	775.403	(443.153)	647.550	(445.407)
Income taxes and social contribution available for sale assests	(42.734)	9.957	(42.734)		(42.734)	(767)	(42.734)
Available-for-sale assets from investments in subsidiaries, net of taxes						(20.817)
Impairment on available-for-sale assets		178.867		81.016		178.867		81.016
Income taxes and social contribution impairment of available-for-sale assets		(33.269)				(33.269)
(Perda)/ganho na variação percentual de investimentos	1.324	202	740	245	1.324	202	740	245
(Loss)/gain on cash flow hedge accounting	1.016.560	(1.517.306)	(56.324)	(1.171.346)	1.016.560	(1.517.306)	(56.324)	(1.171.346)
Income tax and social contribution on (loss)/gain on cash flow hedge accounting	(13.808)	117.626			(13.808)	117.626
Realization on cash flow hedge accounting reclassified to income statements	26.472		5.949		26.472		5.949
(Loss)/gain on investments hedge in subsidiaries					57.792	(42.288)	(10.272)	(42.288)
(Loss)/gain on net investment hedge in foreign subsidiaries	57.792	(42.288)	(10.272)	(42.288)
	1.428.212	(1.041.030)	620.049	(1.026.861)	1.428.212	(1.041.030)	620.049	(1.026.861)
	1.428.356	(1.040.896)	620.079	(1.026.861)	1.428.356	(1.040.896)	620.079	(1.026.861)
Total comprehensive income for the period	447.705	(1.796.338)	513.435	(1.559.512)	397.234	(1.795.621)	482.884	(1.559.374)
Attributable to:
Owners of the Company	397.234	(1.795.621)	482.884	(1.559.374)	397.234	(1.795.621)	482.884	(1.559.374)
Non-controlling interests	50.471	(717)	30.551	(138)
	447.705	(1.796.338)	513.435	(1.559.512)	397.234	(1.795.621)	482.884	(1.559.374)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Companhia Siderúrgica Nacional

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (the “Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the nine-month period ended September 30, 2016, which comprises the balance sheet as of September 30, 2016 and the related statements of income and comprehensive income for the three and nine-month period then ended, and statement of changes in equity and cash flows for the nine-month period ended, including the explanatory notes.

The Company’s Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) Interim Financial Information and international standard IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the interim financial information referred to above was not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Emphasis of Matter

The individual and consolidated corresponding values, related to the cash flow statement for the three and nine-month period ended September 30, 2015 are being restated accordingly to the matter described at note 2.d).

Other Matters

We have also reviewed the individual and consolidated statements of value added (DVA) for the nine-month period ended September 30, 2016, prepared under the responsibility of the Company’s Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR) and considered as supplemental information for International Financial Reporting Standards IFRSs, which do not require the presentation of DVA. These statements were subject to the same review procedures described above, and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 14, 2016

DELOITTE TOUCHE TOHMATSU                                             Gilberto Grandolpho

Auditores Independentes                                                                 Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 22, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.